FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 20, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2010 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and the Company’s annual accounts as at December 31, 2010, together with the independent auditors’ reports and the Board of Directors’ management report and certification).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders of Tenaris S.A. (the “Company”), both to be held on Wednesday June 1, 2011, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Annual General Meeting of Shareholders will begin promptly at 11:00 a.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.
At the Annual General Meeting of Shareholders, you will hear a report on the Company’s business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors. Subsequently, the Extraordinary General Meeting will resolve on the proposed amendments to the Company’s articles of association to adapt them to the abolishment of the law of July 31, 1929, and the consequent termination of the Company’s special status thereunder, and to change the date of the Annual General Meeting of Shareholders so that it be held on the first Wednesday of May of each year.

The Notice and Agenda for both meetings, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2010 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and the Company’s annual accounts as at December 31, 2010, together with the independent auditors’ reports and the board of director’s management report and certifications), are available free of charge at the Company’s registered office in Luxembourg and on our website at www.tenaris.com/investors. They may also be obtained, upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in any other jurisdiction).

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at both meetings. You can vote your shares personally or by proxy. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to give voting instructions in respect of the shares underlying your ADRs.

Yours sincerely,

Paolo Rocca
Chairman and Chief Executive Officer

April 19, 2011

Re: TENARIS S.A.

To:           Registered Holders of American Depositary Receipts (“ADRs”)
for ordinary shares, US$1 par value each (the “Shares”), of
Tenaris S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders (the “Meetings”) will be held on June 1, 2011. The Annual General Meeting of Shareholders will begin promptly at 11:00 a.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders. Both Meetings will take place at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg.  A copy of the Company’s Notice of Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders, which includes the agendas for such Meetings, is enclosed.

The enclosed dedicated proxy card is provided to allow you to give voting instructions in respect of the Shares underlying your ADRs. The Notice of the Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement, and the Company’s 2010 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and the Company’s annual accounts as at December 31, 2010, together with the independent auditors’ reports and the board of directors’ management report and certifications), are available on the Company’s website at www.tenaris.com/investors and may also be obtained, upon request, by calling 1-800-555-2470 (if you are in the United States) or +1-267-468-0786 (if you are outside the United States). They are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

Each holder of ADRs as of each of April 22, 2011, and May 18, 2011, is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares underlying such holder’s ADRs.  Although voting instructions are sent to ADR holders and proxy materials are available on the Company’s website beginning on April 19, 2011, only those holders of record at each of April 22, 2011, and May 18, 2011, will be entitled to provide the Depositary with voting instructions.  Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 18, 2011, will be counted for voting instruction purposes.

Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the enclosed dedicated proxy card. If the Depositary receives proper instructions (i) in the case of any holder giving instructions through a written proxy card, by 5:00 p.m., New York City time, on May 26, 2011, and (ii) in the case of any holder using internet or telephone voting by 11:59 p.m., New York City time, on May 25, 2011, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the Shares underlying any such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

REMEMBER: THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS (I) IN THE CASE OF ANY HOLDER GIVING INSTRUCTIONS THROUGH A WRITTEN PROXY CARD, BY 5:00 P.M., NEW YORK CITY TIME, ON MAY 26, 2011, AND (II) IN THE CASE OF ANY HOLDER USING INTERNET OR TELEPHONE VOTING BY 11:59 P.M., NEW YORK CITY TIME, ON MAY 25, 2011.

THE BANK OF NEW YORK MELLON
Depositary

April 19, 2011
New York, New York

Tenaris S.A.
Société Anonyme
29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
RCS Luxembourg B 85 203

Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders to be held on June 1, 2011

Notice is hereby given to holders of ordinary shares of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders will be held on June 1, 2011, at 11:00 a.m. (Luxembourg time) and that an Extraordinary General Meeting of Shareholders of the Company will be held immediately after the adjournment of the Annual General Meeting of Shareholders of the Company. Both meetings (the “Meetings”) will be held at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. At the Annual General Meeting, shareholders will vote on the items listed below under the heading “Agenda for the Annual General Meeting of Shareholders”. At the Extraordinary General Meeting, shareholders will vote on the items listed below under the heading “Agenda for the Extraordinary General Meeting of Shareholders”.

Agenda for the Annual General Meeting of Shareholders

1.           Consideration of the Board of Directors’ management report and certifications and the independent auditors’ reports on the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and the Company’s annual accounts as at December 31, 2010.

2.           Approval of the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.

3.           Approval of the Company’s annual accounts as at December 31, 2010.

4.           Allocation of results and approval of dividend payment for the year ended December 31, 2010.

5.           Discharge of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2010.

6.           Election of members of the Board of Directors.

7.           Compensation of members of the Board of Directors.

8.           Appointment of the independent auditors for the fiscal year ending December 31, 2011, and approval of their fees.

9.           Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

Agenda for the Extraordinary General Meeting of Shareholders

1.           Adaptation of the Company’s Articles of Association to the abolishment of the law of July 31, 1929, and the termination of the holding company status thereunder by:
(i)           the amendment of article 1 of the Company’s Articles of Association to read as follows: “Tenaris S.A. is a société anonyme governed by these Articles of Association and by the applicable laws and regulations of the Grand Duchy of Luxembourg”.

(ii)           the amendment to article 2 of the Company’s Articles of Association by replacing its last paragraph with the following: “In general, the Company may carry out any permitted activities which it may deem appropriate or necessary for the accomplishment of its corporate object”.

2.           Change of the date of the annual general meeting of shareholders so that it be held on the first Wednesday of May of each year at 11:00 a.m., and consequential amendment to article 15 of the Company’s Articles of Association by replacing its first paragraph with the following: “The annual general meeting shall meet each year in the city of Luxembourg at the place indicated in the notices of meeting on the first Wednesday of May at 11:00 a.m. If such day falls on a legal or banking holiday in Luxembourg, the general shareholders meeting shall be held on the first business day thereafter”.

Pursuant to the Company’s Articles of Association and Luxemburg law, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented. The Extraordinary General Meeting of Shareholders convened to consider a proposed amendment to the Company’s Articles of Association may not validly deliberate on such amendment unless at least half of the share capital is present or represented. If the required quorum is not met at the Extraordinary General Meeting of Shareholders on the first call, a second call may be made by means of notices published twice, at twenty (20) days interval at least and in any case twenty (20) days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette) and two Luxembourg newspapers. Such notices shall in addition be made in accordance with the publicity requirements of the regulated markets where the shares, or other securities representing shares, are listed. On second call, the Extraordinary General Meeting of Shareholders may validly deliberate, regardless of the number of shares present or represented. Either on the first or second call, the Extraordinary General Meeting of Shareholders may validly adopt resolutions with a two-thirds majority of the votes of the shares present or represented.

Procedures for Attending the Meetings

Any shareholder registered in the Company’s share register on May 27, 2011 (the “Record Date”) shall be admitted to the Meetings and may attend the Meetings in person.

Any shareholder registered in the Company’s share register on the Record Date may also vote by proxy. To vote by proxy, shareholders must file a completed proxy form not later than 4:00 p.m. (local time) on the Record Date at any of the addresses indicated below or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er. piso Col. Cuauhtémoc, Mexico City).

Any shareholder holding shares through fungible securities accounts wishing to attend the Meetings in person must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing deposit of its shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meetings. Each certificate must (i) indicate the stock exchange on which the shares evidenced by such certificate trade, and (ii) in case of certificates evidencing shares trading on the Argentine or Italian stock exchanges, certify that such shares have been blocked for trading until the date of the Meetings. Certificates must be filed not later than 4:00 p.m. (local time) on the Record Date, at any of the addresses indicated below or, in the case of shares held through fungible securities accounts in Mexico, with S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er. piso Col. Cuauhtémoc, Mexico City).

Any shareholder holding its shares through fungible securities accounts may also vote by proxy. To do so, any such shareholder must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing deposit of its shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and any shareholder presenting any such certificate will not be admitted to the Meetings. Each certificate must (i) indicate the stock exchange on which the shares evidenced by such certificate trade, and (ii) in case of certificates evidencing shares trading on the Argentine or Italian stock exchanges, certify that such shares have been blocked for trading until the date of the Meetings.  In addition, such shareholder wishing to vote by proxy must also present a completed proxy form. Such certificate and proxy form must be filed not later than 4:00 p.m. (local time) on the Record Date, at any of the addresses indicated below and, in the case of shares held through fungible securities accounts in Mexico, with S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er. piso Col. Cuauhtémoc, Mexico City).

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meetings by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document must be filed not later than 4:00 p.m. (local time) on the Record Date, at any of the addresses indicated below. The original documentation evidencing the authority to attend, and vote at, the Meetings, or a notarized and legalized copy thereof, must be presented at the Meetings.

Luxembourg:         29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
Attn: Adélia Soares

Argentina:    c/o Siderca S.A.I.C.
Carlos María della Paolera 299, piso 16°
(C1001ADA) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:                      c/o Dalmine S.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Alessandro Vottero and/or Teresa Gaini

Mexico:                 c/o Tubos de Acero de México, S.A.
Campos Elíseos 400-17
Col. Chapultepec Polanco
11560 México D.F.
Attn: Félix Todd and/or Cecilia Pérez Valencia

Those shareholders who have sold their shares between the Record Date and the date of the Meetings cannot attend the Meetings or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (“ADRs”) as of each of April 22, 2011, and May 18, 2011, are entitled to instruct THE BANK OF NEW YORK MELLON, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Although voting instructions are sent to holders and proxy materials will be available on the Company’s website beginning on April 19, 2011, only those holders of record as of each of April 22, 2011 and May 18, 2011, will be entitled to provide the Depositary with voting instructions. Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 18, 2011, will be counted for voting instruction purposes. Any eligible ADR holder who desires to give voting instructions with respect of the shares represented by its ADRs must follow the instructions and meet the deadlines set forth in the Depositary’s dedicated proxy card.

Under Luxembourg legislation implementing the EU Transparency Directive, each investor in the Company’s securities should notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such investor exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33.33%, 50% and 66.66%. The total number of issued and outstanding shares and related votes set forth in the second paragraph of the Shareholder Meeting Brochure and Proxy Statement should be used for purposes of determining whether an investor reaches or exceeds each such threshold. Any such notification shall be made as indicated in the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the shares exceeding the proportion that should have been notified.

The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agendas for the Meetings, and further details on voting procedures) and the forms furnished by the Company in connection with the Meetings, may be obtained at any of the addresses indicated above or upon request by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in any other jurisdiction), but also from the Depositary, Borsa Italiana SpA (Piazza degli Affari 6, 20123, Milan, Italy) and S.D. Indeval S.A. de C.V., as from April 22, 2011, between 10:00 a.m. and 5:00 p.m. (local time).

Copies of the Shareholder Meeting Brochure and Proxy Statement and the forms will also be available at www.tenaris.com/investors. Copies of the Company’s 2010 annual report (including the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and the Company’s annual accounts as at December 31, 2010, together with the independent auditors’ reports and management report and certifications, and the documents referred to in the preceding sentence) may also be obtained free of charge at the Company’s registered office in Luxembourg or upon request by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in any other jurisdiction).

Cecilia Bilesio
Secretary to the Board of Directors

April 19, 2011
Luxembourg

Tenaris S.A.
Société Anonyme
29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders to be held on June 1, 2011

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company and an Extraordinary General Meeting of Shareholders of the Company (the “Meetings”) to be held on June 1, 2011 at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders (the “Notice”). The Annual General Meeting of Shareholders will begin promptly at 11:00 a.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

As of the date hereof, there are issued and outstanding 1,180,536,830 ordinary shares, US$1 par value each, of the Company (the “Shares”), including the Shares (the “Deposited Shares”) deposited with various agents for THE BANK OF NEW YORK MELLON, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, dated as of March 12, 2008 (the “Deposit Agreement”), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

Any shareholder registered in the Company’s share register on May 27, 2011 (the “Record Date”) shall be admitted to the Meetings and may attend the Meetings in person.

Any shareholder registered in the Company’s share register on the Record Date may also vote by proxy. To vote by proxy, shareholders must file a completed proxy form not later than 4:00 p.m. (local time) on the Record Date at any of the addresses indicated in the Notice.

Any shareholder holding Shares through fungible securities accounts wishing to attend the Meetings in person must present a certificate (issued by the financial institution or professional depositary holding such Shares) evidencing deposit of its Shares and certifying the number of Shares recorded in the relevant account as of the Record Date. Certificates certifying the number of Shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meetings. Each certificate must (i) indicate the stock exchange on which the Shares evidenced by such certificate trade, and (ii) in case of certificates evidencing Shares trading on the Argentine or Italian stock exchanges, certify that such Shares have been blocked for trading until the date of the Meetings. Certificates must be filed not later than 4:00 p.m. (local time) on the Record Date, at any of the addresses indicated in the Notice.

Any shareholder holding its Shares through fungible securities accounts may also vote by proxy. To do so, any such shareholder must present a certificate (issued by the financial institution or professional depositary holding such Shares) evidencing deposit of its Shares and certifying the number of Shares recorded in the relevant account as of the Record Date. Certificates certifying the number of Shares recorded in the relevant account as of a date other than the Record Date will not be accepted and any shareholder presenting any such certificate will not be admitted to the Meetings. Each certificate must (i) indicate the stock exchange on which the Shares evidenced by such certificate trade, and (ii) in case of certificates evidencing Shares trading on the Argentine or Italian stock exchanges, certify that such Shares have been blocked for trading until the date of the Meeting. In addition, such shareholder wishing to vote by proxy must also present a completed proxy form. Such certificate and proxy form must be filed not later than 4:00 p.m. (local time) on the Record Date, at any of the addresses indicated in the Notice.

In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meetings by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document must be filed not later than 4:00 p.m. (local time) on the Record Date, at any of the addresses indicated in the Notice. The original documentation evidencing the authority to attend, and vote at, the Meetings, or a notarized and legalized copy thereof, must be presented at the Meetings.

Each holder of ADRs as of each of April 22, 2011, and May 18, 2011, is entitled to instruct the Depositary, as to the exercise of the voting rights pertaining to the Shares underlying such holder’s ADRs.  Although voting instructions are sent to ADR holders and proxy materials are available on the Company’s website beginning on April 19, 2011, only those holders of record at each of April 22, 2011, and May 18, 2011, will be entitled to provide the Depositary with voting instructions.  Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 18, 2011, will be counted for voting instruction purposes.

Any eligible ADR holder who desires to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the dedicated proxy card. If the Depositary receives proper instructions (i) in the case of any ADR holder giving instructions through a written proxy card, by 5:00 p.m., New York City time, on May 26, 2011, and (ii) in the case of any ADR holder using internet or telephone voting by 11:59 p.m., New York City time, on May 25, 2011, then the Depositary shall vote, or cause to be voted, the Shares underlying such ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying any such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Due to regulatory differences and market practices in each country where the Shares or ADRs are listed, holders of Shares traded on the Argentine and Italian stock exchanges who have requested admission to the Meetings, or who have issued a proxy voting instruction, must have their Shares blocked for trading until the date of the Meetings, while holders of Shares traded in the Mexican stock exchange and holders of ADRs traded in the New York stock exchange need not have their Shares or ADRs, as the case may be, blocked for trading. However, the votes of holders of Shares traded on the Mexican stock exchange who sell their Shares between May 26, 2011, and May 31, 2011, shall be disregarded for voting purposes.

Under Luxembourg legislation implementing the EU Transparency Directive, each investor in the Company’s securities should notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such investor exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33.33%, 50% and 66.66%. The total number of issued and outstanding shares and related votes set forth in the second paragraph of the Shareholder Meeting Brochure and Proxy Statement should be used for purposes of determining whether an investor reaches or exceeds each such threshold. Any such notification shall be made as indicated in the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the shares exceeding the proportion that should have been notified.

The Meetings will appoint a chairperson pro tempore to preside the Meetings. The chairperson pro tempore will have broad authority to conduct the Meetings in an orderly and timely manner and to establish rules for shareholders who wish to address the Meetings; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agendas.

Pursuant to the Company’s Articles of Association and Luxemburg law, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented. The Extraordinary General Meeting of Shareholders convened to consider a proposed amendment to the Company’s Articles of Association may not validly deliberate on such amendment unless at least half of the share capital is present or represented. If the required quorum is not met at the Extraordinary General Meeting of Shareholders on the first call, a second call may be made by means of notices published twice, at twenty (20) days interval at least and in any case twenty (20) days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette) and two Luxembourg newspapers. Such notices shall in addition be made in accordance with the publicity requirements of the regulated markets where the shares, or other securities representing shares, are listed. On second call, the Extraordinary General Meeting of Shareholders may validly deliberate, regardless of the number of shares present or represented. Either on first or second call, the Extraordinary General Meeting of Shareholders may validly adopt resolutions with a two-thirds majority of the votes of the shares present or represented.

The Annual General Meeting of Shareholders is called to address and vote on the following agenda:

Annual General Meeting of Shareholders

1.           Consideration of the Board of Directors’ management report and certifications and the independent auditors’ reports on the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and the Company’s annual accounts as at December 31, 2010.

The board of directors of the Company (the “Board”) recommends a vote FOR approval of the Board’s management report and certifications and the independent auditors’ reports on the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and the Company’s annual accounts as at December 31, 2010. The Board’s management report on such consolidated financial statements -which has been combined with its management report on the Company’s annual accounts-, management’s certifications and the independent auditors’ reports to such consolidated financial statements and annual accounts are included in the Company’s 2010 annual report. A copy of the 2010 annual report is available on the Company’s website at www.tenaris.com/investors and may also be obtained free of charge at the Company’s registered office, between 10:00 a.m. and 5:00 p.m., Luxembourg time or, upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in any other jurisdiction).

2.  Approval of the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.

The Board recommends a vote FOR approval of the Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, after due consideration of the Board’s management report and certifications and the independent auditor’s reports on such consolidated financial statements. The consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements are included in the Company’s 2010 annual report, a copy of which is available on the Company’s website at www.tenaris.com/investors and may also be obtained free of charge at the Company’s registered office, between 10:00 a.m. and 5:00 p.m., Luxembourg time or, upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in any other jurisdiction).

3. Approval of the Company’s annual accounts as at December 31, 2010.

The Board recommends a vote FOR approval of the Company’s annual accounts as at December 31, 2010, after due consideration of the Board’s management report and certifications and the independent auditor’s reports on such annual accounts. The balance sheet, the profit and loss account and the notes to such annual accounts are included in the Company’s 2010 annual report, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained free of charge at the Company’s registered office, between 10:00 a.m. and 5:00 p.m., Luxembourg time or, upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in any other jurisdiction).

4.  Allocation of results and approval of dividend payment for the year ended December 31, 2010.

The Board recommends a vote FOR approval of a dividend in U.S. dollars, in the amount of US$0.34 per Share (or US$0.68 per ADR) which represents an aggregate sum of US$401,382,522.20. As required by Luxembourg law, this dividend includes the interim dividend of US$0.13 per Share (or US$0.26 per ADR) paid on November 25, 2010. Accordingly, if this dividend proposal is approved, the Company will make a dividend payment on June 23, 2011, in the amount of US$ 0.21 per Share (or US$ 0.42 per ADR).

The aggregate amount of US$153,469,787.90 distributed as interim dividend on November 25, 2010, was paid from reserves of earnings from the nine-month period ended September 30, 2010. The aggregate amount of US$247,912,734.30 to be distributed as dividend on June 23, 2011, is to be paid from profits earned during the year ended December 31, 2010. The balance of the fiscal year’s profits will be allocated to the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board be authorized to determine or amend, in its discretion, any of the terms and conditions (including payment date) of the dividend payment.

5.           Discharge to the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2010.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2010, all who were members of the Board during the year ended December 31, 2010 be discharged from any liability in connection with the management of the Company’s affairs during such year.

6.  Election of the members of the Board of Directors.

The Company’s Articles of Association provide for the annual election by the shareholders of a Board of not less than five and not more than fifteen members. Members of the Board have a term of office of one year, but may be reappointed.

Under the Company’s Articles of Association and applicable U.S. laws and regulations, the Company is required to have an Audit Committee comprised solely of directors who are independent.

The current Board of the Company consists of ten directors. Three members of the Board (Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as independent directors under the Company’s Articles of Association and applicable law and are members of the Audit Committee.

It is proposed that (i) the number of members of the Board be maintained at ten and (ii) all of the current members of the Board be re-elected.

Set forth below is summary biographical information of each of the candidates:

1.           Roberto Bonatti. Mr. Bonatti is a member of the Board. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin S.A. (“San Faustin”).Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol S.A. (“Tecpetrol”) and Techint Compañia Técnica Internacional S.A.C.I. He is also a member of the board of directors of Ternium S.A. (“Ternium”), Siderca S.A.I.C. (“Siderca”) and Siderar S.A.I.C. (“Siderar”). Mr. Bonatti is an Italian citizen.

2.           Carlos Condorelli. Mr. Condorelli is a member of the Board. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”) and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

3.           Carlos Franck. Mr. Franck is a member of the Board. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.àr.l., Siderar and Tecgas N.V. He has financial, planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the Di Tella University. Mr. Franck is an Argentine citizen.

4.           Roberto Monti. Mr. Monti is a member of the Board. He is the non-executive chairman of Trefoil Limited and a member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and chairman and chief executive officer of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

5.           Gianfelice Mario Rocca. Mr. Rocca is a member of the Board. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group, honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of Tenova S.p.A.  In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

6.           Paolo Rocca. Mr. Rocca is chairman of the Board and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also chairman of the board of directors of Ternium, director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is vice chairman of the World Steel Association and a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

7.           Jaime Serra Puche. Mr. Serra Puche is a member of the Board. He is chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro, Grupo Modelo and Grupo Financiero BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

8.           Alberto Valsecchi. Mr. Valsecchi is a member of the Board. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

9.           Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Board. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

10.           Guillermo Vogel. Mr. Vogel is a member of the Board. He is vice chairman of Tamsa, chairman of Grupo Collado S.A.B. de C.V, vice chairman of Estilo y Vanidad S.A. de C.V. and member of the board of directors of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and of the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

Each elected director will hold office until the next Annual General Meeting of Shareholders. Should the proposed amendment to the Company’s Articles of Association be approved by the Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders, the next Annual General Meeting of Shareholders would be held on May 2, 2012.

The Board met seven times during 2010. On January 31, 2003, the Board created an Audit Committee pursuant to Article 11 of the Company’s Articles of Association. As permitted under applicable laws and regulations, the Board does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

7.  Compensation of the members of the Board of Directors.

It is proposed that each member of the Board receive an amount of US$80,000 as compensation for his services during the fiscal year 2011. It is further proposed that the members of the Board who are members of the Audit Committee receive an additional fee of US$50,000 and that the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the proposed compensation would be net of any applicable Luxembourg social security charges.

8.           Appointment of the independent auditors for the fiscal year ending December 31, 2011, and approval of their fees.

Based on the recommendation from the Audit Committee, the Board recommends a vote FOR the appointment of PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé (member firm of PricewaterhouseCoopers) as the Company’s independent auditors for the fiscal year ending December 31, 2011, to be engaged until the next Annual General Meeting of Shareholders that will be convened to decide on the 2011 accounts.

In addition, the Board recommends a vote FOR approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2011, broken-down into five currencies (Argentine Pesos, Brazilian reais, Euro, Mexican Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to AR$7,639,578, BR$399,378, €1,400,546, MX$4,536,343, and US$1,216,570. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. For information purposes, based on the exchange rate between the U.S. Dollar and each applicable other currency as of December 31, 2010, the aggregate amount of fees for audit, audit-related and other services to be rendered by the independent auditors during the fiscal year ending December 31, 2011, is equivalent to US$5,615,450.

The Board also recommends a vote FOR the granting of an authorization to its Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

9.           Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite communications to shareholders and ensure their timely delivery, the Board recommends that it be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company's website, or by sending electronic communications (emails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

In this resolution the Company seeks authorization under Article 16 of the Luxembourg Transparency Law of 11 January 2008 to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the Company’s Articles of Association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

_____________________

Extraordinary General Meeting of Shareholders

1.           Adaptation of the Company’s Articles of Association to the abolishment of the law of July 31, 1929, and the termination of the holding company status thereunder by:

(i)           the amendment of article 1 of the Company’s Articles of Association to read as follows: “Tenaris S.A. is a société anonyme governed by these Articles of Association and by the applicable laws and regulations of the Grand Duchy of Luxembourg”.
(ii)           the amendment to article 2 of the Company’s Articles of Association by replacing its last paragraph with the following: “In general, the Company may carry out any permitted activities which it may deem appropriate or necessary for the accomplishment of its corporate object”.
Following termination of Luxembourg’s 1929 holding company regime under which the Company was originally established, the Board recommends that the Company’s Articles of Association be amended to eliminate references in article 1 and article 2 thereof to the law of July 31, 1929, which has been abolished. Accordingly, the Board recommends a vote FOR the adaptation of the Company’s Articles of Association to the abolishment of the law of July 31, 1929, and the termination of the holding company status thereunder by the amendment of the Company’s Articles of Association as set forth above.

2.           Change of the date of the annual general meeting of shareholders so that it be held on the first Wednesday of May of each year at 11:00 a.m., and consequential amendment to article 15 of the Company’s Articles of Association by replacing its first paragraph with the following: “The annual general meeting shall meet each year in the city of Luxembourg at the place indicated in the notices of meeting on the first Wednesday of May at 11:00 a.m. If such day falls on a legal or banking holiday in Luxembourg, the general shareholders meeting shall be held on the first business day thereafter”.

The Board recommends to change the date of the annual general meeting of shareholders of the Company so that it be held on the first Wednesday of May of each year at 11:00 a.m. Accordingly, the Board recommends a vote FOR the amendment of the Company’s Articles of Association as set forth above.

*  *  *  *  *

The Company expects that the Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders, will approve the proposed amendment to the Company’s Articles of Association to change the date of the Annual General Meeting of Shareholders. Accordingly, the Company anticipates that the next Annual General Meeting of Shareholders would be held on May 2, 2012. Any shareholder who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders is requested to submit its proposal in writing to the Company at any of the offices indicated in the Notice not later than 4:00 P.M. (local time) on February 15, 2012, or in accordance with the procedures set forth under applicable Luxembourg law, in order for such proposal to be considered for inclusion on the agenda for the 2012 Annual General Meeting of Shareholders.

PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the meeting to respond to questions.

Cecilia Bilesio
Secretary to the Board of Directors

TENARIS S.A.
ANNUAL REPORT 2010

COMPANY PROFILE
Tenaris is a leading supplier of tubes and related services for the world’s energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

LETTER FROM THE CHAIRMAN
Dear Shareholders,

Global demand for oil and gas recovered in 2010 fuelled by the economic development of Asian and other major non-OECD nations. To meet growing demand, oil and gas companies are increasing exploration and production expenditure and activity in complex operating environments. And with natural gas expected to play an increasingly important role in the global energy matrix, major operators are investing in shale and other natural gas developments. Recent events in Japan and Libya are likely to reinforce these trends.

Customers and regulators are introducing more stringent operating standards and procedures in response to the tragic blowout of the Macondo well, which halted U.S. Gulf of Mexico deepwater operations. As the leader in our industry, operational excellence, focused on safety, quality, reliability and the environment, has long been the core of our customer value proposition and we are working to ensure that it remains so.

Our capital expenditure reached a record level of US$847 million in 2010 as we continued to position the company to meet the market requirements expected in this energy cycle.

Our new rolling mill in Veracruz will reach full production capacity in the second half of this year, once the heat treatment, threading and inspection lines start up. The mill, which produced its first tube in November, was constructed within its original 25-month schedule and in line with its budget of US$850 million. Incorporating state-of-the-art production technology, the new mill extends our product capabilities, increases capacity, improves the overall productivity of our operations and reduces costs.

In Italy, we completed the repositioning of our Dalmine mill, investing to extend the range of high-end products, particularly for deepwater and other offshore applications, and to improve productivity and environmental performance. In the United States, we brought on stream new tubing and heat treatment facilities. These and other investments will strengthen our competitive position.

Our Dopeless® technology is gaining increased customer recognition. The technology offers exceptional operational and environmental benefits for a wide variety of drilling operations. Today 40% of our OCTG sales in the North Sea area are threaded with Dopeless® connections. Elsewhere, Dopeless® products have been tried and tested by customers in a wide variety of applications including thermal wells in Canada, deepwater wells in Angola, jungle wells in Peru, arctic conditions in Russia and desert conditions in Libya.

In North America, we have consolidated a leading position in a market where demand has recovered rapidly. We are focused on growing market sectors such as shale drilling and thermal projects, which require new product and service solutions. Our sales to shale drilling operations now account for 40% of our U.S. OCTG sales. To support these operations, we successfully developed and introduced our new TenarisXP™ connection and opened local offices providing technical services in Pittsburgh and Denver.

In South America, we enhanced our competitive position in the fast-growing Colombian market by establishing a new yard to serve Ecopetrol’s operations and extending our just-in-time service model. In Brazil, although pipeline construction activity slowed down markedly, offshore drilling activity continues to grow. We are working closely with Petrobras and other operators and have supplied casing and premium connections from our plant in Brazil to all of the wells drilled in the Santos basin.

In the Eastern Hemisphere, our regional headquarters in Dubai and our premium threading facility in Saudi Arabia are fully operational and we are starting to see the benefits of closer contact with customers. In Iraq, we were able to move quickly to establish a leading market position in the reactivation of the oil and gas industry. Throughout the region, exploration activity is increasing and complex projects are being undertaken in areas like West Africa, Poland, Russia, the Caspian and Australasia, where our technology, service and local presence allow us to provide differentiated solutions to our customers.

Our environmental performance, as reflected in our energy intensity and Co2 emissions indicators, improved as production recovered to more stable levels at most of our industrial facilities and we saw some initial results from an energy saving project we launched in 2009. However, our safety indicators declined following several years of continuous improvement, in a context where we incorporated many newly hired workers for our operations and had many contractors involved in plant construction activities. Consequently, we have introduced new procedures and training particularly oriented towards induction processes. We are also reinforcing our efforts in analyzing and taking preventive measures to reduce risks in our operations worldwide. The health and safety of our employees and the protection of the environment are clear and integrated priorities at Tenaris, along with the satisfaction of our customers and the development of the communities where we have our operations. We are committed to delivering a constant improvement in our performance in these areas and I am confident that we will do so.

Our results for the year only partially reflect the progress we have made. Pipe shipments rose 18%, but revenues and operating income declined, as prices fell reflecting a post-crisis competitive environment with excess capacity particularly for standard products. Earnings per share declined 3% in 2010, but we are confident that, with the investments we have made and a growing market, our results will improve in 2011. We are proposing to maintain the dividend at last year’s level of US$0.34 per share (US$0.68 per ADS). This includes the interim dividend of US$ 0.13 per share (US$0.26 per ADS) paid in November 2010. If approved, the balance of the dividend is expected to be paid in June.

This was a year when the worst effects of the crisis were put behind us. Our employees have worked hard in responding to the challenges of the competitive environment. I want to thank all of them for their efforts and also express my thanks to our customers, suppliers and shareholders for their continuous support and confidence in Tenaris.

April 14, 2011

Paolo Rocca

MANAGEMENT REPORT

CERTAIN DEFINED TERMS
Unless otherwise specified or if the context so requires:

References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

References in this annual report to “San Faustin” refer to San Faustin S.A. (formerly known as San Faustin N.V.), a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

“Shares” refers to ordinary shares, par value $1.00, of the Company.

“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

“billion” refers to one thousand million, or 1,000,000,000.

“dollars”, “U.S. dollars”, “US$” or “$” each refers to the United States dollar.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS.

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements included in this annual report are those as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008.

Rounding

Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements”.  Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Business Overview”, “Principal Risks and Uncertainties”, and “Operating and Financial Review and Prospects”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

the competitive environment and our ability to price our products and services in accordance with our strategy;

trends in the levels of investment in oil and gas exploration and drilling worldwide;

general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Leading indicators
	2010	2009	2008
SALES VOLUMES (thousands of tons)
Tubes-Seamless	2,206	1,970	2,818
Tubes-Welded	744	346	1,057
Tubes-Total	2,950	2,316	3,875
Projects-Welded	170	334	591
Total –Tubes+Projects	3,120	2,650	4,466

PRODUCTION VOLUMES (thousands of tons)
Tubes-Seamless	2,399	1,770	3,005
Tubes-Welded	772	249	999
Tubes-Total	3,171	2,019	4,004
Projects-Welded	230	291	548
Total –Tubes+Projects	3,401	2,310	4,552

FINANCIAL INDICATORS (millions of $)
Net sales	7,712	8,149	11,988
Operating income	1,574	1,814	3,126
EBITDA (1)	2,013	2,318	4,044
Net income	1,141	1,208	2,276
Cash flow from operations	871	3,064	1,465
Capital expenditures	847	461	443

BALANCE SHEET (millions of $)
Total assets	14,364	13,483	15,101
Total financial debt	1,244	1,447	2,977
Net financial debt/ (cash) (2)	(276)	(676)	1,392
Total liabilities	3,814	3,762	6,399
Shareholders’ equity including non-controlling interests	10,551	9,721	8,702

PER SHARE / ADS DATA ($ PER SHARE / PER ADS)(3)
Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings per share	0.95	0.98	1.80
Earnings per ADS	1.91	1.97	3.60
Dividends per share (5)	0.34	0.34	0.43
Dividends per ADS (5)	0.68	0.68	0.86
ADS Stock price at year-end	48.98	42.65	20.98
Number of employees (4)	25,422	22,591	23,873

1.	Defined as operating income plus depreciation, amortization and impairment charges/(reversals).
2.	Defined as borrowings less cash and cash equivalents and other current investments.
3.	Each ADS represents two shares.
4.	As of December 31.
5.	Proposed or paid in respect of the year.

Information on Tenaris
Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.
Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.
Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

History and Development of Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in the following companies:

Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998)1;

Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999);

NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia (October 2006);

Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007); and

Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities (April 2009).

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

-----------------------------------------------
1 In 2009, the Venezuelan government announced the nationalization of Tavsa. For more information on the Tavsa nationalization process, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our consolidated financial statements included in this annual report.

Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:

pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;

expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies’ acquisitions is described above (See “History and Development of Tenaris”).

Developing high-value products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.

Securing inputs for our manufacturing operations
We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term.

Enhancing our offer of technical and pipe management services

We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.

Our Competitive Strengths

We believe our main competitive strengths include:

   our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

   our ability to develop, design and manufacture technologically advanced products;

   our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

   our proximity to our customers;

   our human resources around the world with their diverse knowledge and skills;

   our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and 50 years of operating experience; and

   our strong financial condition.

Business Segments

Our business is organized in two major business segments: Tubes and Projects, which are also the reportable operating segments.

In identifying our reportable operating segments, we considered the nature of our products and services, the nature of our production processes, the type or class of customer for our products and services, the method used to distribute our products or provide the related services, the economic characteristics and financial effects of our business activities, and the related economic environment in which we operate.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consists in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries.

The Projects segment includes the production and sale of welded steel pipe products mainly used in the construction of major pipeline projects for the transportation of gas and fluids with a production process that consists in the transformation of steel into large diameter welded tubular products, including SAW process and specific coating for most of the products. Pipeline projects are typically spread along hundreds of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived. To a significant extent, products are distributed directly to end customers through local subsidiaries. Orders are generally for significant volumes of product and require deliveries over an extended period of time.

The Other segment includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed our internal requirements.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as oil country tubular goods or OCTG. In our Projects business segment we also produce large diameter welded steel pipes for oil and gas pipelines. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of Hydril’s premium connections business, we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment, and welded steel pipes for electric conduits used in the construction industry. In addition, we sell raw materials that exceed our internal requirements.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.
R&D activities are carried out primarily at our specialized research facilities located at our Campana plant in Argentina, at our Veracruz plant in Mexico, at our Dalmine plant in Italy, at the product testing facilities of NKKTubes in Japan and at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome. We have an 8% interest in CSM, which was acquired in 1997. Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

proprietary premium joint products including Dopeless® technology;

heavy wall deep water line pipe and risers;

proprietary steels;

tubes and components for the car industry and mechanical applications;

tubes for boilers; and

welded pipes for oil and gas and other applications.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We spent $61.8 million for R&D in 2010, compared to $62.7 million in 2009.

TURNING WORDS INTO REALITY

In October 2008, in spite of the global financial crisis, Tenaris confirmed its commitment to move ahead with an ambitious US$850 million investment plan for the construction of a new state-of-the-art hot rolling mill in Tenaris’s facilities in Veracruz, Mexico.

Just 25 months later, on November 19, 2010, thanks to the combined work of thousands of people, Tenaris’s Tamsa mill rolled its first pipe at its new rolling mill, on time and on budget. It was proof of the company’s execution capacity and an achievement made possible by the effort of all those who participated in the project; from design, engineering and construction to mechanical assembly, logistics, operations, maintenance and start-up.

The new rolling mill is the main component in a realignment of Tenaris’s industrial system worldwide, which will make operations more efficient and reduce their environmental impact. The new rolling mill incorporates the latest rolling technology and can produce 2 3/8” up to 7” seamless pipes, expanding our product offer and optimizing response times for local customers such as Pemex and certain international companies. The new plant is expected to be fully operational by the second quarter of 2011 after the completion of the heat treatment inspection and finishing facilities.

The new rolling mill was designed following the highest safety, technological, engineering and environmental standards. It will also become a model for future investments, as it is a tangible example of our ability to integrate the most advanced technology with the vast industrial experience that the company has acquired throughout its 50-year history.

“This new mill will bring many benefits to Tenaris's entire industrial operations. By incorporating state-of-the-art rolling mill technology, it will extend our product capabilities, it will increase capacity, improve the overall productivity of our operations and reduce costs.” said Tenaris’s CEO Paolo Rocca during a conference call with investors in November 2010. “We are very proud of our performance in the startup of mill. We started design two years ago, we started moving steel works a year ago, and we completed the mill.”

Facts
Located adjacent to our existing facilities in Veracruz, the new seamless pipes facility was built in an area that extends over more than 200 hectares / 494 acres. The new plant, with a production capacity of 450,000 metric tons per year, incorporates the latest rolling technology and will produce from 2 3/8” up to 7” seamless pipe, expanding the product offer and optimizing response times.

The new facility required an investment of approximately US$850 million, focusing on building a competitive and state-of-the-art rolling mill as well as premium threading, finishing and heat treatment lines.

Environmentally efficient design

From the start, Tenaris has focused efforts on making this facility qualify for the Leadership in Energy and Environmental Design (LEED) certification in the “New Construction” category under the United States Green Building Council (USGBC) standards. As such it would be the world’s first industrial building of its type to receive this certificate.

The LEED certification is the leading recognition for sustainable facilities in the United States and around the world. In order to obtain this certification, environmentally efficient elements were incorporated into the mill’s construction, including efficient and sustainable use of land, water, energy and air, as well as the preservation of material and natural resources.

In Numbers

~ US$850 million investment.
3,000 people worked directly on the construction in the highest peak.
25 months to startup.
450,000 tons per year estimated production capacity.
85,000 m2 of industrial building constructed.
12,000 tons of equipment installed.

Tenaris in numbers

     Trend information

Leading indicators

Principal Risks and Uncertainties

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. The global financial and economic crisis, which started in September 2008 and lasted through much of 2009, resulted in a significant decline in oil and gas prices, affected the level of drilling activity and triggered efforts to reduce inventories, adversely affecting demand for our products and services. This had, and to some extent continues to have, a negative impact on our business, revenues, profitability and financial position. The global economy began to recover in the second half of 2009, but the recovery has been slow and uncertain. Although shipments in our tubes operating segment increased significantly over the last year, net sales were flat and sales of steel pipe products for pipeline projects have been adversely affected by a strong slowdown of major regional projects. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets. In turn, our profitability may be hurt if increases in our selling prices are offset by increases in the cost of raw materials and energy. Although we responded well to the crisis, another recession or an extended period of below-trend growth in the economies that are major consumers of steel products would adversely affect our recovery.
We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability to repatriate income or capital; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases; changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals). As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.
In 2009, Venezuela’s President Hugo Chávez announced the nationalization of Tavsa, Matesi and Comsigua and Venezuela formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. We may be forced to engage in litigation procedures to enforce our rights under contracts, investment treaties and Venezuelan and international law, and the time, costs and management efforts associated with such litigation may be significant. For further information on the nationalization of the Venezuelan subsidiaries, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic partnerships, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability. In addition, failure to agree with our joint venture partner in Japan on the strategic direction of our joint operations may have an adverse impact on our operations in Japan.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other intangible assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At December 31, 2010 we had $1,804.7 million in goodwill corresponding mainly to the acquisition of Hydril ($919.9 million) and Maverick ($771.3 million). No impairment charge was recorded in 2010 nor in 2009. In 2008 we recorded an impairment charge for $502.9 million (of which $394.3 million correspond to Maverick). We cannot assure that further impairment charges will not be required in the future. In 2010, we reversed $67.3 million of this impairment, which correspond to Prudential’s customer relationships.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.

We conduct business in certain countries known to experience governmental corruption.  Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act. For a discussion of an ongoing investigation by the audit committee of the Company’s board of directors of certain matters related to these laws, see Note 26 “Contingencies, commitments and restrictions to the distribution of profits – Contingencies – Ongoing investigation” to our audited consolidated financial statements included in this annual report. Violations of the foregoing laws could result in monetary or other penalties against us or our subsidiaries, including potential criminal sanctions, and could damage our reputation and, therefore, our ability to do business.
As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Our financial risk management is described in Section III. Financial Risk Management, and our provisions and contingent liabilities are described in accounting policy Q and notes 23, 24 and 26 of our consolidated financial statements included in this annual report.

Corporate Reorganization

The Company was established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets. The second phase of the reorganization is expected to be completed in 2011.

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and adopted by the European Union.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.
We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. Over the last two decades, we have expanded our business globally through a series of strategic investments, and we now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.
Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world.

In 2010, global drilling activity recovered led by substantially higher oil drilling activity in the United States and Canada. U.S. gas drilling activity also increased driven by investments in shale and liquid rich plays and production from shale gas reached 23% of total U.S. natural gas production in 2010. In the rest of the world, activity increased in most markets reflecting increased demand for energy, stable oil prices at attractive levels and investment in regional gas developments. The international rig count, as published by Baker Hughes, surpassed pre-crisis levels in the third quarter and has continued to climb steadily since then.

We expect that drilling activity will continue to grow in 2011 led by increased exploration activity in Eastern Hemisphere markets, more thermal wells in Canada and higher activity in Iraq.
We estimate that apparent demand for OCTG rose 30% in 2010 compared to 2009 with the most significant increases occurring in the United States, Canada and Russia. In 2011, we expect that demand will grow further with increases occurring in most markets. We also expect that growth in demand for premium products will be higher than that for API products.

We expect that our sales will grow in all our geographical regions in 2011 and that our sales of OCTG, line pipe, power generation and industrial products will increase. Sales in our Projects and Others operating segments are also expected to increase. Although our selling prices are expected to rise, these increases are likely to be initially offset by increases in raw material and other costs. Accordingly, we expect that our sales and operating income will increase in 2011, compared to 2010.

Our business is highly competitive.
The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.
We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in our production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

The costs of steelmaking raw materials and of steel coils and plates have increased in 2010, more steeply towards the end of the year and beginning of 2011. Although our selling prices are expected to rise, these increases are likely to be initially offset by the increases in raw material and other costs.

Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See accounting policies A and B to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2010	2009
Selected consolidated income statement data

IFRS
Continuing Operations
Net sales	7,711,598	8,149,320
Cost of sales	(4,700,810)	(4,864,922)
Gross profit	3,010,788	3,284,398
Selling, general and administrative expenses	(1,515,870)	(1,473,791)
Other operating income (expenses), net	78,629	3,000
Operating income	1,573,547	1,813,607
Interest income	32,855	30,831
Interest expense	(64,103)	(118,301)
Other financial results	(21,305)	(64,230)
Income before equity in earnings of associated companies and income tax	1,520,994	1,661,907
Equity in earnings of associated companies	70,057	87,041
Income before income tax	1,591,051	1,748,948
Income tax	(450,004)	(513,211)
Income for continuing operations (1)	1,141,047	1,235,737
Discontinued Operations
Result for discontinued operations	-	(28,138)
Income for the year (1)	1,141,047	1,207,599
Income attributable to (1):
Equity holders of the Company……………………...	1,127,367	1,161,555
Non-controlling interests	13,680	46,044
Income for the year(1)	1,141,047	1,207,599
Depreciation and amortization	(506,902)	(504,864)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	0.95	1.00
Basic and diluted earnings per share	0.95	0.98
Dividends per share(2)	0.34	0.34

_______________
(1)
International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.

(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2010	2009
Selected consolidated financial position data

IFRS
Current assets	5,955,536	5,621,841
Property, plant and equipment, net	3,780,580	3,254,587
Other non-current assets	4,628,215	4,606,880
Total assets	14,364,331	13,483,308

Current liabilities	2,378,546	1,970,470
Non-current borrowings	220,570	655,181
Deferred tax liabilities	934,226	860,787
Other non-current liabilities	280,409	276,034
Total liabilities	3,813,751	3,762,472

Capital and reserves attributable to the Company’s equity holders	9,902,359	9,092,164
Non-controlling interests	648,221	628,672
Total liabilities and equity	14,364,331	13,483,308
Number of shares outstanding	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2010	2009

Continuing Operations
Net sales	100.0	100.0
Cost of sales	(61.0)	(59.7)
Gross profit	39.0	40.3
Selling, general and administrative expenses	(19.7)	(18.1)
Other operating income (expenses), net	1.0	0.0
Operating income	20.4	22.3
Interest income	0.4	0.4
Interest expense	(0.8)	(1.5)
Other financial results	(0.3)	(0.8)
Income before equity in earnings of associated companies and income tax	19.7	20.4
Equity in earnings of associated companies	0.9	1.1
Income before income tax	20.6	21.5
Income tax	(5.8)	(6.3)
Income for continuing operations	14.8	15.2
Discontinued Operations
Income (loss) for discontinued operations	-	(0.3)
Income for the year	14.8	14.8
Income attributable to:
Equity holders of the Company	14.6	14.3
Non-controlling interests	0.2	0.6

Fiscal Year Ended December 31, 2010, Compared to Fiscal Year Ended December 31, 2009

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2010		2009		Increase / (Decrease)

Tubes	6,676.4	87%	6,670.9	82%	0%
Projects	428.8	6%	986.5	12%	(57%)
Others	606.4	8%	491.8	6%	23%
Total	7,711.6	100%	8,149.3	100%	(5%)

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,
	2010	2009	Increase / (Decrease)

Tubes – Seamless	2,206	1,970	12%
Tubes – Welded	744	346	115%
Tubes – Total	2,950	2,316	27%
Projects – Welded	170	334	(49%)
Total – Tubes + Projects	3,120	2,650	18%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2010	2009	Increase / (Decrease)
Net sales
- North America	3,121.7	2,756.1	13%
- South America	1,110.1	981.9	13%
- Europe	746.6	828.8	(10%)
- Middle East & Africa	1,263.6	1,622.6	(22%)
- Far East & Oceania	434.4	481.5	(10%)
Total net sales	6,676.4	6,670.9	0%
Cost of sales (% of sales)	60%	57%
Operating income	1,403.3	1,576.8	(11%)
Operating income (% of sales)	21%	24%

Net sales of tubular products and services amounted to $6,676.4 million in 2010, compared to $6,670.9 million in 2009, as a 27% increase in shipment volumes was offset by lower average selling prices (down 21%). In North America, higher drilling activity in the United States and Canada and a reduction in U.S. OCTG inventory to historic levels by the end of the first quarter of 2010 led to significantly higher shipments partially offset by lower demand in Mexico; prices, however, were at lower levels than in 2009. In South America, higher drilling activity and overall demand in Argentina and Colombia more than offset a decline in pipe prices. In Europe, lower sales prices and lower demand in the North Sea region more than offset higher shipments of mechanical pipe products. In the Middle East and Africa, while shipments of OCTG products remained stable, sales were affected by lower shipments of line pipe products and lower selling prices. In the Far East and Oceania, sales declined due to lower average selling prices.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 57% to 60%, as the reduction in costs of sales did not completely offset the reduction in average selling prices.

Operating income from tubular products and services, decreased 11% to $1,403.3 million (including  a $67.3 million gain from the reversal of an 2008 impairment on Prudential’s customer relationships) in 2010, from $1,576.8 million in 2009. This decrease in operating income is primarily attributable to a decrease in gross margin, which more than offset that 27% increase in shipment volumes.

Projects
The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2010	2009	Increase / (Decrease)

Net sales	428.8	986.5	(57%)
Cost of sales (% of sales)	67%	71%
Operating income	63.7	208.6	(69%)
Operating income (% of sales)	15%	21%

Projects net sales, decreased 57% to $428.8 million in 2010, compared to $986.5 million in 2009, reflecting a sharp decrease in shipments to gas and other pipeline projects in South America.

Operating income from Projects, decreased 69% to $63.7 million in 2010, from $208.6 million in 2009, as a result of a decrease in net sales and a lower operating margin due to the effect of fixed and semi-fixed general and administrative expenses on lower sales, including the effect of the revaluation of the Brazilian real against the U.S. dollar.

Others
The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2010	2009	Increase / (Decrease)

Net sales	606.4	491.8	23%
Cost of sales (% of sales)	72%	79%
Operating income	106.5	28.1	279%
Operating income (% of sales)	18%	6%

Net sales of other products and services increased 23% to $606.4 million in 2010, compared to $491.8 million in 2009, mainly due to higher sales of sucker rods, welded pipes for electric conduits and industrial equipment .
Operating income from other products and services, increased 279% to $106.5 million in 2010, from $28.1 million in 2009, due to an increase in net sales and an improvement in margins.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 19.7% in 2010 compared to 18.1% in 2009, mainly due to the effect of foreign exchange currencies on fixed and semi-fixed expenses. In absolute terms SG&A increased $42.1 million to $1,515.9 million in 2010, from $1,473.8 million in 2009, mainly due to higher labor costs as a result of the appreciation of local currencies against the U.S. dollar.

Other operating income and expenses resulted in net income of $78.6 million in 2010, compared to a net income of $3.0 million in 2009. In 2010, we recorded a $67.3 million gain from the reversal of an impairment recorded in 2008, in Prudential’s customer relationships, as our expectations for the economic and competitive conditions of the Canadian oil and gas market improved relative to those foreseen at the end of 2008.

Net interest expenses totaled $31.2 million in 2010, compared to $87.5 million in 2009, reflecting the change in our net debt position to a net cash position and lower interest rates.

Other financial results generated a loss of $21.3 million in 2010, compared to $64.2 million during 2009. These results largely reflect losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS, principally the variations of the Brazilian real, the Euro and the Japanese yen against the U.S. dollar.

Equity in earnings of associated companies generated a gain of $70.1 million in 2010, compared to a gain of $87.0 million in 2009. These gains were derived mainly from our equity investment in Ternium.
Income tax charges totalled $450.0 million in 2010, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to $513.2 million in 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax.

Result for discontinued operations amounted to a loss of $28.1 million in 2009, relating to the discontinuation of Tavsa and Matesi’s operations following their nationalization by the Venezuelan government, while there were no such results in 2010.

Net income decreased to $1,141.0 million in 2010, compared to $1,207.6 million in 2009, mainly reflecting lower operating results, better financial results and lower income taxes.

Income attributable to equity holders was $1,127.4 million, or $0.95 per share ($1.91 per ADS), in 2010, compared to $1,161.6 million, or $0.98 per share ($1.97 per ADS) in 2009.

Income attributable to non-controlling interest was $13.7 million in 2010, compared to $46.0 million in 2009, mainly reflecting lower results at our Brazilian subsidiary, Confab, and losses at our Japanese subsidiary NKKTubes.

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last two years:

Millions of U.S. dollars	For the year ended December 31,
	2010	2009

Net cash provided by operating activities	870.8	3,063.9
Net cash (used in) investing activities	(920.8)	(1,031.0)
Net cash (used in) financing activities	(651.6)	(2,028.7)
(Decrease) increase in cash and cash equivalents	(701.6)	4.3
Effect of exchange rate changes	(6.9)	9.1
Decrease in cash due to deconsolidation	-	(9.7)
Cash and cash equivalents at the beginning of year	1,528.7	1,525.0
Cash and cash equivalents at the end of year	820.2	1,528.7

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2010, we counted on cash flows from operations as well as on short-term bank financing to fund our operations.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program and to service our debt in the foreseeable future. During 2010, our net cash position decreased by $400.2 million to $275.6 million at December 31, 2010, from $675.7 million at December 31, 2009.

We have a conservative approach to the management of our liquidity, which consist mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at historical cost which approximates fair market value.

We hold primarily investments in liquidity fund and variable or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in U.S. dollars. As of December 31, 2010, U.S. dollar denominated liquid assets represented 84%, compared to 82% at the end of 2009. At December 31, 2010, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 10.6% of total assets compared to 15.7% at the end of 2009.

Cash and cash equivalents (excluding bank overdraft) decreased by $699.0 million, to $843.9 million at December 31, 2010, compared with $1,542.8 million at December 31, 2009. On the other hand, Other current investments increased $96.5 million to $676.2 million as of December 31, 2010 from $579.7 million as of December 31, 2009.

Fiscal Year Ended December 31, 2010, Compared to Fiscal Year Ended December 31, 2009

Operating activities

Net cash provided by operations during 2010 was $870.8 million, compared to $3,063.9 million during 2009. Working capital increased by $644.0 million during 2010, compared with a decrease of $1,737.3 million in 2009, reflecting the improvement in activity levels. The increase in working capital during 2010 is the result of the following:

●	an increase in inventories of $773.3 million, as a result of increased business activity; and
●	an increase in trade receivables of $111.3 million, mainly due to higher sales in the fourth quarter of 2010 compared to the same period of 2009; partially offset by
●	an increase in trade payables of $261.8 million, also reflecting higher levels of activity.

Investing activities

Net cash used in investing activities in 2010 was $920.8 million, compared to $1,031.0 million in 2009, due to the following:
●
higher capital expenditures ($847.3 million in 2010, compared to $460.9 million in 2009), primarily attributable to the construction of the new small diameter rolling mill at our Veracruz facility in Mexico;

●	lower investments in short term securities ($96.5 million in 2010, compared to $533.8 million in 2009); and
●	negligible investments in acquisitions of subsidiaries and associated companies in 2010, compared to acquisitions amounting to $64.0 million in 2009.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings, was $651.6 million in 2010, compared to $2,028.7 million in 2009.

Dividends paid, including dividends paid to non-controlling shareholders in subsidiaries, amounted to $433.3 million in 2010, of which $248 million were paid to equity holders in respect of the 2009 fiscal year, while $153 million were paid to equity holders in November 2010, as an interim dividend in respect of the dividend corresponding to the 2010 fiscal year. This compares to $553.7 million paid in 2009, of which $354 million were paid to equity holders in respect of the 2008 fiscal year, while $153 million were paid to equity holders in November 2009, as an interim dividend for the 2009 fiscal year.

Net repayments of borrowings (repayments less proceeds) totaled $215.3 million in 2010, compared to $1,465.4 million in 2009.

Our total liabilities to total assets ratio was 0.27:1 as of December 31, 2010 and 0.28:1 as of December 31, 2009.

Principal Sources of Funding

In 2010, we counted mainly on cash flows from operations to fund our transactions and short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2010, total financial debt decreased by 14%, to $1,244.5 million at December 31, 2010, from $1,446.8 million at December 31, 2009.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2010 U.S. dollar-denominated financial debt plus other currencies denominated financial debt swapped to the U.S. dollar represented 90% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2010 and 2009:
Thousands of U.S. dollars	2010	2009

Bank borrowings	1,215,246	1,422,762
Bank overdrafts	23,696	14,122
Other loans	5,131	9,294
Finance lease liabilities	423	586
Total borrowings	1,244,496	1,446,764

The weighted average interest rates before tax (calculated using the rates set for each instrument at year end, in its corresponding currency and considering derivative financial instruments designated for hedge accounting), amounted to 4.08% at December 31, 2010 and to 4.02% at December 31, 2009.

The maturity of our financial debt is as follows:
Thousands of U.S. dollars At December 31, 2010	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496
Interests to be accrued	19,075	4,818	1,813	1,544	1,357	2,060	30,667
Interest rate derivative contracts	5,359	-	-	-	-	-	5,359
Total	1,048,360	159,045	35,016	9,543	9,230	19,328	1,280,522

Our current debt to total debt ratio increased from 0.55:1 as of December 31, 2009 to 0.82:1 as of December 31 2010.

For information on our derivative financial instruments, please see note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

Significant Borrowings
Our most significant borrowings as of December 31, 2010 were as follows:
Millions of U.S. dollars
Date	Borrower	Type	Original Principal Amount	Outstanding Principal amount as of December 31, 2010	Maturity
September 2006	Tamsa	Syndicated loan	700.0	155.6	October 2011
April 2007	Hydril	Syndicated loan	300.0	100.0	May 2012
June 2008	Dalmine	Bilateral	150.0	125.0	June 2013
2010	Siderca	Short-term bank loans	342.6	342.6	Several in 2011
2010	Tamsa	Short-term bank loans	200.2	200.2	Several in 2011

As of December 31, 2010, Tenaris was in compliance with all of its financial and other covenants.

Recent Developments

In February 2011, our board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on June 1, 2011, the payment of an annual dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid in November 2010. If the annual dividend is approved by the shareholders, a dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million will be paid on June 23, 2011, with an ex-dividend date of June 20, 2011.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Related Party Transactions

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions, as explained in Corporate Governance – Audit Committee, are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 30 “Related party transactions” to our audited consolidated financial statements, included in this annual report.

Corporate Governance

Our corporate governance practices are governed by Luxembourg Law (including, among others, the law of August 10, 1915 on commercial companies and the law of January 11, 2008, implementing the European Union’s transparency directive) and our articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), we are required to comply with some, but not all, of the corporate governance standards of these exchanges. We, however, believe that our corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which our securities trade.

For a summary of the significant ways in which our corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which our shares trade, please visit our website at http://www.tenaris.com/investors/

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one stock exchange, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the directors’ compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting.

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2010

Roberto Bonatti(1)	Director	President of San Faustin	8	61
Carlos Condorelli	Director	Director of Tenaris and Ternium	4	59
Carlos Franck	Director	President of Santa María	8	60
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	6	71
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	8	62
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	9	58
Jaime Serra Puche	Director	Chairman of SAI Consultores	8	59
Alberto Valsecchi	Director	Director of Tenaris	3	66
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A. and member of Asociación Empresaria Argentina	8	68
Guillermo Vogel	Director	Vice chairman of Tamsa	8	60

___________
(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol S.A. and Techint Compañia Técnica Internacional S.A.C.I. He is also a member of the board of directors of Ternium, Siderca and Siderar S.A.I.C., or Siderar.  Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.ar.l., Siderar and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and chairman and chief executive officer of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group and honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of Tenova S.p.A.  In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is vice chairman of the World Steel Association and a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro, Grupo Modelo and Grupo Financiero BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company’s board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado S.A.B. de C.V, the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of each of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

Director Liability

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and to cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders’ meeting following any such transaction.

A director will not be liable for acts committed in accordance with a board  resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted, such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the shareholders passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association vis-à-vis third parties.

Audit Committee

Pursuant to our articles of association, as supplemented by the audit committee’s charter, for as long as our shares are listed on at least one stock exchange, the Company must have an audit committee composed of three members, all of which must qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, an independent director is a director who:

is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;

is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;

does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;

is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and

is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.

The Company’s board of directors has an audit committee consisting of three members. On June 2, 2010, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by the Company’s articles of association to review “material transactions”, as such term is defined under the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties”, as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members. Confab is currently our only subsidiary with independent board members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:

●
any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

●	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and
●
any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any material transaction. A related party transaction shall not be entered into unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

The audit committee has the authority to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company’s internal and external auditors as well as to the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Senior Management

Our current senior management as of the date of this annual report consists of:
Name	Position	Age at December 31, 2010
Paolo Rocca	Chairman and Chief Executive Officer	58
Ricardo Soler	Chief Financial Officer	59
Renato Catallini	Supply Chain Director	44
Guillermo Moreno	Planning Director	46
Carlos Pappier	Chief Information Officer	49
Marco Radnic	Human Resources Director	61
Marcelo Ramos	Technology Director	47
Vincenzo Crapanzano	Industrial Director	58
Germán Curá	North American Area Manager	48
Sergio de la Maza	Central American Area Manager	54
Javier Martínez Alvarez	Southern Cone Area Manager	44
Alejandro Lammertyn	Eastern Hemisphere Area Manager	45
Luca Zanotti	European Area Manager	43
Guillermo Noriega	Advisor to the Chief Executive Officer	60

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is vice chairman of the World Steel Association and a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Ricardo Soler.  Mr Soler currently serves as our chief financial officer, a position that he assumed in October 2007. Previously he served as chief executive officer of Hydril and from 1999 until November 2006 served as managing director of our welded pipe operations in South America and as executive vice-president of Confab and Siat. He started his career in the Techint group in 1973 as a planning analyst at Siderar. He served as Siderca’s financial director from 1993 until 1995. Mr. Soler is an Argentine citizen.

Renato Catallini.  Mr. Catallini currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. He assumed his current position in August 2007. Mr. Catallini is an Argentine citizen.

Guillermo Moreno.  Mr. Moreno currently serves as our planning director. Previously, he served as director of Oilfield Services business unit. He first joined Siderca in 1987 after graduating as an industrial engineer. Up to 1993 he worked in several finance and marketing positions in Siderca and was also responsible for sales in Latin America. In 1996 he became Tamsa's exports sales director and in 1999 he became the director of the Pipeline Services business unit. He assumed his current position in May 2010. Mr. Moreno is an Argentine citizen.

Carlos Pappier.  Mr. Pappier currently serves as our chief information officer. Previously, he served as planning director. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002, he became chief of staff of Tenaris. He assumed his current position in May 2010. Mr. Pappier is an Argentine citizen.

Marco Radnic.  Mr. Radnic currently serves as our human resources director. He began his career within the Techint group in the Industrial Engineering Department of Siderar in 1975. Later he held several positions in the technical departments of Siderca and various companies within the Techint group. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002. Mr. Radnic is an Argentine citizen.

Marcelo Ramos.  Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as quality director and managing director of NKKTubes and our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris including quality control director at Siderca. He assumed his current position in April 2010, when the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our industrial director, a position he assumed in April 2011. Previously he served as our European area manager, Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He is also vice president of Centro Sviluppo Materiali S.p.A, and of Federacciai. Mr. Crapanzano is an Italian citizen.

Germán Curá.  Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, director of our Oilfield Services business unit and commercial director. He is also a member of the board of directors of the American Petroleum Institute (API). He assumed his current position in October 2006. Mr. Curá is an Argentine citizen.

Sergio de la Maza.  Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr Martínez Alvarez is an Argentine citizen.

Alejandro Lammertyn.  Mr. Lammertyn currently serves as our Eastern Hemisphere Area Manager based in Dubai. He assumed his current position in August 2010, after a restructuring of the commercial department aimed at strengthening our regional presence in the eastern hemisphere. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organizational model and mill allocation matters, supply chain director and commercial director. Mr. Lammertyn is an Argentine citizen.

Luca Zanotti.  Mr. Zanotti currently serves as our European area manager, a position he assumed in April 2011. He joined Tenaris in 2002 as planning and administration director in Exiros, the supply management area. He was later appointed raw materials director and in July 2007 became managing director of Exiros, a position he held until June 2010. In July 2010 he became the senior assistant to the European area manager. Before joining Tenaris, he was a senior manager at A.T. Kearney in Milan, where he worked from 1998 to 2002, and prior to that he held various business development positions in the Far East for Lovato Electric. Mr. Zanotti is an Italian citizen

Guillermo Noriega.  Mr. Noriega currently serves as advisor to the chief executive officer, supervising our Brazilian operations. Until June 1, 2010, when he assumed his current position, he served as our South American area manager and as managing director of Siderca. Previously, he served as Siderca's commercial director for the Argentine market. He began his career at Siderca as an industrial engineer in 1981. Mr. Noriega is an Argentine citizen.

Directors’ and senior management compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services during the year 2010 a fee of $70,000. The chairman of the audit committee received as additional compensation a fee of $60,000 while the other members of the audit committee received an additional fee of $50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.
The aggregate cash compensation received by directors and senior management during the years ended December 31, 2010, 2009 and 2008, amounted to $18.6 million, $18.2 million and $22.5 million, respectively. In addition, directors and senior management received during the years ended December 31, 2010, 2009 and 2008, 485,000, 436,000 and 488,000 units, respectively, for a total amount of $4.1 million, $3.4 million and $3.4 million, respectively, in connection with the Employee retention and long term incentive program described in note O (d) “Employee benefits –Employee retention and long term incentive program” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). The primary responsibility of the independent auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. Auditors are appointed by the general shareholders’ meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of shares present or represented, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors.  As part of their duties, the auditors report directly to the audit committee.

PWC (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.ar.l., Réviseur d’entreprises agréé and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) were appointed as the Company’s independent auditors for the fiscal year ended December 31, 2010, at the ordinary general shareholders’ meeting held on June 2, 2010.

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors.  Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Fees Paid to the Company’s Principal Accountant

In 2010, PWC served as the principal external auditor for the Company. Fees payable to PWC in 2010 are detailed below.
Thousands of U.S. dollars	For the year ended December 31, 2010

Audit Fees	4,291
Audit-Related Fees	77
Tax Fees	161
All Other Fees	88
Total	4,617

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for U.S. Securities and Exchange Commission or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Tax fees paid for tax compliance professional services.

All Other Fees

All other fees paid to PWC include fees for the support in the implementation of certain information technology systems.

Employees

The following table shows the number of persons employed by Tenaris:

At December 31,
2010
Argentina	7,244
Mexico	4,173
United States	3,363
Brazil	2,638
Italy	2,612
Canada	1,372
Romania	1,226
Indonesia	648
Japan	637
Other Countries	1,509
Total employees	25,422

At December 31, 2009 and December 31, 2008, the number of persons employed by Tenaris was 22,591 and 23,873 respectively.
The number of our employees increased during 2010, from 22,591 at December 2009, to 25,422 at December 2010. The increase in our workforce resulted primarily from a growing activity level as global economic conditions improved and production at our plants increased.

Approximately 55% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years.

Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of March 31, 2011 was 1,417,269, which represents 0.12% of our outstanding shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Guillermo Moreno	16,430
Ricardo Soler	8,182
Total	1,417,269

Major Shareholders

The following table shows the beneficial ownership of the Company’s ordinary shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s voting rights), (2) non-affiliated public shareholders, and (3) the Company’s directors and senior management as a group. The information below is based on the most recent information available to the Company.

Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries (2)	59,531,257	5.04%
Capital Research and Management Company (3)	59,047,436	5.00%
Directors and senior management as a group	1,417,269	0.12%
Public	346,935,681	29.4%
Total	1,180,536,830	100.0%
__________
(1)
San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.àr.l. (formerly known as I.I.I. Industrial Investments Inc.). In connection with San Faustin’s 2011 redomiciliation from Curacao to Luxembourg, San Faustin’s controlling entity Rocca & Partners S.A. organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK"). RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

(2)
On May 5, 2010, Aberdeen Asset Management PLC's Fund Management Operating Subsidiaries informed the Company, pursuant to the Luxembourg Transparency Law, that as of April 30, 2010, it was deemed to be the beneficial owner of 59,531,257 ordinary shares of the Company, par value U.S.$ 1.00 per share, representing 5.0% of the Company’s issued and outstanding capital and votes.

(3)
On November 15, 2010, Capital Research and Management Company informed the Company, pursuant to the Luxembourg Transparency Law, that as of November 12, 2010, it was deemed to be the beneficial owner of 59,047,436 ordinary shares of the Company, par value U.S.$ 1.00 per share, representing 5.00% of the Company’s issued and outstanding capital and votes.

The voting rights of the Company’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

Information required under the Luxembourg Law on takeovers of May 19, 2006

We have an authorized share capital of a single class of 2,500,000,000 shares with a par value of $ 1.00 per share. Our authorized share capital is fixed by our articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders’ meeting. There were 1,180,536,830 shares issued as of December 31, 2010. All shares are fully paid.

Under our articles of association, our board of directors is authorized until August 2, 2012, to increase from time to time our issued share capital within the limits of the authorized capital.

Tenaris is controlled by San Faustin, which owns 60.45% of our outstanding shares, through its wholly owned subsidiary Techint Holdings S.àr.l. (formerly known as I.I.I. Industrial Investments Inc.). In connection with San Faustin’s 2011 redomiciliation from Curacao to Luxembourg, San Faustin’s controlling entity Rocca & Partners S.A. organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK"). RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Our directors and senior management as a group own 0.12% of our outstanding shares, while the remaining 39.43% are publicly traded. Our shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, our American Depositary Securities (ADSs) trade on the New York Stock Exchange. See “Corporate Governance – Major Shareholders”.

None of our outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which we are a party and which take effect, alter or terminate in the event of a change in the control of Tenaris following a takeover bid, thereby materially and adversely affecting us, nor are there any agreements between us and members of our board of directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms.

Under our articles of association, any issuance of new shares pursuant to the authorization granted to our board of directors, must grant our existing shareholders a preferential right to subscribe for such newly-issued shares, except:

●	in circumstances in which the shares are issued for consideration other than money
●	with respect to shares issued as compensation to directors, officers, agents or employees, its subsidiaries or affiliates, and
●	with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees, its subsidiaries or affiliates.

Any shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of our issued capital stock.

Our articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of our shares.

Amendment of our articles of association requires the approval of shareholders on an extraordinary shareholders’ meeting with a two-thirds majority of the votes present or represented.

MANAGEMENT CERTIFICATION
We confirm, to the best of our knowledge, that:
1.
the consolidated financial statements prepared in conformity with International Financial Reporting Standards, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole;

2.
the annual accounts prepared in accordance with Luxembourg legal and regulatory requirements, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A.; and

3.
the consolidated management report, which has been combined with the management report for Tenaris S.A., included in this annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca
Chief Executive Officer
Paolo Rocca
April 14, 2011

/s/ Ricardo Soler
Chief Financial Officer
Ricardo Soler
April 14, 2011
FINANCIAL INFORMATION

Consolidated Financial Statements

For the years ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Tenaris S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

April 14, 2011

PRICE WATERHOUSE & CO. S.R.L. by /s/ Diego M. Niebuhr (Partner)
Diego M. Niebuhr

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires
T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2010	2009	2008
Continuing operations
Net sales	1	7,711,598	8,149,320	11,987,760
Cost of sales	1 & 2	(4,700,810)	(4,864,922)	(6,698,285)
Gross profit		3,010,788	3,284,398	5,289,475
Selling, general and administrative expenses	1 & 3	(1,515,870)	(1,473,791)	(1,787,952)
Other operating income	5(i)	85,658	7,673	35,140
Other operating expenses	5 (ii)	(7,029)	(4,673)	(411,013)
Operating income		1,573,547	1,813,607	3,125,650
Interest income	6	32,855	30,831	48,711
Interest expense	6	(64,103)	(118,301)	(179,885)
Other financial results	6	(21,305)	(64,230)	(99,850)
Income before equity in earnings of associated companies and income tax		1,520,994	1,661,907	2,894,626
Equity in earnings of associated companies	7	70,057	87,041	89,423
Income before income tax		1,591,051	1,748,948	2,984,049
Income tax	8	(450,004)	(513,211)	(1,015,334)
Income for continuing operations		1,141,047	1,235,737	1,968,715

Discontinued operations
Result for discontinued operations	29	-	(28,138)	306,905

Income for the year		1,141,047	1,207,599	2,275,620

Attributable to:
Equity holders of the Company		1,127,367	1,161,555	2,124,802
Non-controlling interests		13,680	46,044	150,818
		1,141,047	1,207,599	2,275,620

Earnings per share attributable to the equity holders of the Company during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	9	0.95	0.98	1.80
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	1.91	1.97	3.60
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.95	1.00	1.49
Basic and diluted earnings per ADS (U.S. dollars per ADS)		1.91	2.00	2.99

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2010	2009	2008

Income for the year	1,141,047	1,207,599	2,275,620
Other comprehensive income:
Currency translation adjustment	108,184	357,511	(486,636)
Changes in the fair value of derivatives held as cash flow hedges	7,649	1,384	(8,513)
Share of other comprehensive income of associates:
- Currency translation adjustment	11,413	(1,302)	(51,004)
- Changes in the fair value of derivatives held as cash flow hedges	1,049	2,722	(6,044)
Income tax relating to components of other comprehensive income (*)	(3,316)	2,089	3,003
Other comprehensive income for the year, net of tax	124,979	362,404	(549,194)
Total comprehensive income for the year	1,266,026	1,570,003	1,726,426

Attributable to:
Equity holders of the Company	1,211,945	1,423,986	1,620,640
Non-controlling interests	54,081	146,017	105,786
	1,266,026	1,570,003	1,726,426
(*) Relates to Cash flow hedges.
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2010		At December 31, 2009
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	3,780,580		3,254,587
Intangible assets, net	11	3,581,816		3,670,920
Investments in associated companies	12	671,855		602,572
Other investments	13	43,592		34,167
Deferred tax assets	21	210,523		197,603
Receivables	14	120,429	8,408,795	101,618	7,861,467
Current assets
Inventories	15	2,460,384		1,687,059
Receivables and prepayments	16	282,536		220,124
Current tax assets	17	249,317		260,280
Trade receivables	18	1,421,642		1,310,302
Available for sale assets	32	21,572		21,572
Other investments	19	676,224		579,675
Cash and cash equivalents	19	843,861	5,955,536	1,542,829	5,621,841

Total assets			14,364,331		13,483,308
EQUITY
Capital and reserves attributable to the Company’s equity holders			9,902,359		9,092,164
Non-controlling interests			648,221		628,672
Total equity			10,550,580		9,720,836
LIABILITIES
Non-current liabilities
Borrowings	20	220,570		655,181
Deferred tax liabilities	21	934,226		860,787
Other liabilities	22(i)	193,209		192,467
Provisions	23 (ii)	83,922		80,755
Trade payables		3,278	1,435,205	2,812	1,792,002
Current liabilities
Borrowings	20	1,023,926		791,583
Current tax liabilities	17	207,652		306,539
Other liabilities	22 (ii)	233,590		192,190
Provisions	24 (ii)	25,101		28,632
Customer advances		70,051		95,107
Trade payables		818,226	2,378,546	556,419	1,970,470
Total liabilities			3,813,751		3,762,472
Total equity and liabilities			14,364,331		13,483,308
Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total

Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the year	-	-	-	-	-	1,127,367	1,127,367	13,680	1,141,047
Currency translation adjustment	-	-	-	67,473	-	-	67,473	40,711	108,184
Hedge reserve, net of tax	-	-	-	-	4,643	-	4,643	(310)	4,333
Share of other comprehensive income of associates	-	-	-	11,413	1,049	-	12,462	-	12,462
Other comprehensive income for the year	-	-	-	78,886	5,692	-	84,578	40,401	124,979
Total comprehensive income for the year	-	-	-	78,886	5,692	1,127,367	1,211,945	54,081	1,266,026
Acquisition and increase of non-controlling interests	-	-	-	-	(367)	-	(367)	(2,651)	(3,018)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(31,881)	(433,264)
Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2010 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONT.)
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

Income for the year	-	-	-	-	-	1,161,555	1,161,555	46,044	1,207,599
Currency translation adjustment	-	-	-	254,614	-	-	254,614	102,897	357,511
Hedge reserve, net of tax	-	-	-	-	6,397	-	6,397	(2,924)	3,473
Share of other comprehensive income of associates	-	-	-	(1,302)	2,722	-	1,420	-	1,420
Other comprehensive income for the year	-	-	-	253,312	9,119	-	262,431	99,973	362,404
Total comprehensive income for the year	-	-	-	253,312	9,119	1,161,555	1,423,986	146,017	1,570,003
Acquisition and decrease of non-controlling interests	-	-	-	-	(783)	-	(783)	3,425	2,642
Change in equity reserves	-	-	-	-	21	-	21	-	21
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(46,086)	(553,717)
Balance at December 31, 2009	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850
Income for the year	-	-	-	-	-	2,124,802	2,124,802	150,818	2,275,620
Currency translation adjustment	-	-	-	(438,824)	-	-	(438,824)	(47,812)	(486,636)
Hedge reserve, net of tax	-	-	-	-	(8,290)	-	(8,290)	2,780	(5,510)
Share of other comprehensive income of associates	-	-	-	(51,004)	(6,044)	-	(57,048)	-	(57,048)
Other comprehensive income for the year	-	-	-	(489,828)	(14,334)	-	(504,162)	(45,032)	(549,194)
Total comprehensive income for the year	-	-	-	(489,828)	(14,334)	2,124,802	1,620,640	105,786	1,726,426
Acquisition and decrease of non-controlling interests	-	-	-	-	(1,742)	-	(1,742)	(16,843)	(18,585)
Dividends paid in cash	-	-	-	-	-	(448,604)	(448,604)	(87,200)	(535,804)
Balance at December 31, 2008	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2009 and 2008 there were 1,180,536,830 shares issued. All issued shares are fully paid.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Note	2010	2009	2008
Cash flows from operating activities
Income for the year		1,141,047	1,207,599	2,275,620
Adjustments for:
Depreciation and amortization	10 & 11	506,902	504,864	532,934
Income tax accruals less payments	28 (ii)	(57,979)	(458,086)	(225,038)
Equity in earnings of associated companies	7	(70,057)	(86,179)	(89,556)
Interest accruals less payments, net	28 (iii)	17,700	(24,167)	55,492
Income from disposal of investment and other		-	-	(394,323)
Changes in provisions		(364)	(7,268)	783
Impairment (reversal) charge	5	(67,293)	-	502,899
Changes in working capital	28(i)	(644,050)	1,737,348	(1,051,632)
Other, including currency translation adjustment		44,914	189,837	(142,174)
Net cash provided by operating activities		870,820	3,063,948	1,465,005

Cash flows from investing activities
Capital expenditures	10 & 11	(847,316)	(460,927)	(443,238)
Acquisitions of subsidiaries and associated companies		(302)	(64,029)	-
Proceeds from the sale of pressure control business (*)	29	-	-	1,113,805
Proceeds from disposal of property, plant and equipment and intangible assets		9,290	16,310	17,161
Dividends and distributions received from associated companies	12	14,034	11,420	15,032
Investments in short terms securities		(96,549)	(533,812)	41,667
Other		-	-	(3,428)
Net cash (used in) provided by investing activities		(920,843)	(1,031,038)	740,999

Cash flows from financing activities
Acquisitions of non-controlling interests	27	(3,018)	(9,555)	(18,585)
Dividends paid		(401,383)	(507,631)	(448,604)
Dividends paid to non-controlling interest in subsidiaries		(31,881)	(46,086)	(87,200)
Proceeds from borrowings		647,608	631,544	1,087,649
Repayments of borrowings		(862,921)	(2,096,925)	(2,122,268)
Net cash used in financing activities		(651,595)	(2,028,653)	(1,589,008)

(Decrease) increase in cash and cash equivalents		(701,618)	4,257	616,996
Movement in cash and cash equivalents
At the beginning of the year		1,528,707	1,525,022	954,303
Effect of exchange rate changes		(6,924)	9,124	(46,277)
Decrease in cash due to deconsolidation	32	-	(9,696)	-
(Decrease) increase in cash and cash equivalents		(701,618)	4,257	616,996
At December 31,	28 (iv)	820,165	1,528,707	1,525,022

(*) Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Index TO the notes to the consolidated financial statements

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Discontinued operations
A	Financial Risk Factors	30	Related party transactions
B	Financial instruments by category	31	Principal subsidiaries
C	Fair value by hierarchy	32	Processes in Venezuela
D	Fair value estimation	33	Corporate reorganization
E	Accounting for derivative financial instruments and hedging activities	34	Fees paid to the Company's principal accountant
		35	Subsequent events

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 23, 2011.

II. Accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards effective in 2010 and relevant for Tenaris

▪	IFRS 3 (revised January 2008), “Business Combinations”

In January 2008, the IASB issued IFRS 3 (revised January 2008), “Business Combinations” (“IFRS 3 - revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1,  2009.

This standard does not impact the current financial statements, and future impact is dependent on the existence of business combinations.

A           Basis of presentation (Cont.)

(1)	New and amended standards effective in 2010 and relevant for Tenaris (Cont.)

▪	IAS 27 Revised, “Consolidated and separate financial statements”

This revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost.  Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. This amendment has no material effect on the Company’s financial condition and results of operations.

▪	Amendment to IFRS 5 “Non-current Assets held for sale and Discontinued Operations”

In May 2008, the IASB amended IFRS 5 “Non-current Assets held for sale and Discontinued Operations” by requiring this classification although the entity retains a non-controlling interest.

This standard does not impact the current financial statements, and future impact is dependent on the existence of discontinued operations.

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted

▪	IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This interpretation is applicable for annual periods beginning on or after 1 January 2013. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

The Company’s management has not yet assessed the potential impact that the application of IFRS 9 will have on the Company’s financial statements.

▪	Improvements to International Financial Reporting Standards

In May 2010, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards. Entities shall apply these amendments for annual periods beginning on or after January 1, 2011. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since these improved standards are not yet adopted by the EU.

The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B           Group accounting

(1)           Subsidiaries

Subsidiaries are all entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

B           Group accounting (Cont.)

(1)           Subsidiaries (Cont.)

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

(2)           Associates

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, “Investments in Associates”. At December 31, 2010, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2010, 2009 and 2008, no impairment provisions were recorded on Tenaris’ investment in Ternium.

C           Segment information

The Company is organized in two major business segments: Tubes and Projects, which are also the reportable operating segments.

For purposes of this determination, the Company considered not only the nature of products and services, the economic characteristics and financial effects of each business activities in which the entity engages and the related economic environment in which it operates but particularly also factors such as the nature of the products and services, the nature of the production processes, the type or class of customer for the products and services and the method used to distribute the products or provide the related services.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and certain other industrial applications with a production process that consists in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally done to the end user customers, with exports being done through a centrally managed global distribution network and domestic sales done, through local subsidiaries.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects for the transportation of gas and fluids with a production process that consists in the transformation of steel into large diameter welded tubular products, including SAW process and specific coating for most of the products. Pipeline projects are typically spread along hundreds of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived. To a significant extent, products are distributed directly to end customers through the local subsidiaries. Each order involves the delivery of significant volumes of products in stages through an extended period of time.

The Other segment includes all other business activities and operating segments that are not required to be separately reported, including the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed Tenaris’ internal requirements.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

D           Foreign currency translation (Cont.)

(1)           Functional and presentation currency (Cont.)

Generally, the functional currency of the Company’s subsidiaries is the respective local currency. Tenaris argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

●
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

●	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;
●	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises; and
●	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the colombian subsidiaries and most of the Company’s distributing subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

(3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

E           Property, plant and equipment (Cont.)

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”).  Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-30 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2010.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Consolidated Income Statement.

F           Intangible assets (Cont.)

 (3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks amounts to $89.7 million and $88.0 million at December 31, 2010 and 2009 respectively, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

 (4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2010, 2009 and 2008 totaled $61.8 million, $62.7 million and $77.3 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships acquired in a business combination have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:
(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships (see Note 5).

In 2010 and 2009, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified. In 2008, Tenaris identified the presence of impairment indicators in certain CGUs and, accordingly, carried out impairment tests (see Note 5 “Other operating items — Impairment charge” for the related disclosures of the CGU’s impairment tests) and Note 11 “Intangible assets, net” for a detail of the different impairment tests for goodwill.

H           Other investments

Other investments consist primarily of investments in financial debt instruments and time deposits with an original maturity of more than three months.

These investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

Results from financial investments are recognized in Financial Results in the Consolidated Income Statement.

I           Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.
For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:
●	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
●	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)            Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2010, 2009 and 2008 are1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are stated at amortized costs.

N           Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized in the Consolidated Statement of Other Comprehensive Income. In this case, the tax is also recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

N           Current and Deferred income tax (Cont.)

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O           Employee benefits

(a)           Employee severance indemnity

Employee severance indemnity costs are assessed at each year-end using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian subsidiary.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds or to maintain the contributions within the company. If the employee chooses to make contributions to the external funds Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the abovementioned, the structure of the plan could be changed from a defined benefit plan to a defined contribution plan effective from the date of the choice, but only limited to the contributions of 2007 onwards.

 (b)           Defined benefit pension obligations

Defined benefit plans determine an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the Consolidated Statement of Financial Position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting year less the fair value of plan assets together with adjustments for unrecognized past-service costs and unrecognized actuarial gains and losses. The present value of the defined benefit pension obligation is calculated, at least at each year-end by independent advisors using the projected unit credit method based on actuarial calculations provided by independent advisors.

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement and other benefits.

Benefits under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

Tenaris sponsors other four funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

(c)           Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O           Employee benefits (Cont.)

(d) Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding non-controlling interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $40.4 million and $27.6 million at December 31, 2010 and 2009, respectively. As of December 31, 2010, and 2009 Tenaris has recorded a total liability of $33.5 million and $19.6 million, respectively, based on actuarial calculations provided by independent advisors.

P           Employees’ statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities in the Consolidated Statement of Financial Position. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R           Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

S           Revenue recognition (Cont.)

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.2%, 0.7% and 1.7% as of December 31, 2010, 2009 and 2008, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following bases:
●	Interest income: on the effective yield basis.
●	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

T           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U        Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V        Financial instruments

Non derivative financial instruments comprise investment in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

●	Financial instruments at fair value through profit and loss: comprises mainly cash and cash equivalents and investments in financial debt instruments and time deposits held for trading.
●	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment.
●	Available for sale assets: See Note 32
●	Other financial liabilities: measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

iii. Financial risk management

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For each foreign currency’s net exposure, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)           Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.11 as of December 31, 2010, in comparison with 0.13 as of December 31, 2009. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic basis. A number of derivative transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’ financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’ main financial assets and liabilities (including foreign exchange derivative contracts) exposed to foreign exchange risk as of December 31, 2010.

(all amounts in thousands of U.S. dollars)	Exposure
Brazilian real / U.S. dollar	304,229
Mexican Peso / U.S. dollar	177,227
Euro / U.S. dollar	(113,836)
Argentine Peso / U.S. dollar	(74,440)
Canadian dollar / U.S. dollar	(68,195)

A. Financial Risk Factors (Cont.)

(ii)           Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

●
Brazilian real / U.S. dollar.
Consists primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency is the Brazilian real. A change of 1% in the BRL/USD exchange rate would generate a pre-tax gain / loss of $2.7 million, which would be to a large extent offset by changes to Tenaris’ net equity position. Tenaris has also entered into foreign exchange derivative contracts to preserve the U.S. dollar value of certain anticipated sales denominated in Brazilian real, which could add a gain / loss of $0.3 million per one percent change in the BRL/USD exchange rate.

●
Mexican peso / U.S. dollar.
Consists primarily of various foreign exchange derivative contracts entered to preserve the U.S. dollar value of borrowings denominated in Mexican peso. A change of 1% in the MXN/USD exchange rate would generate a pre-tax gain / loss of $2.0 million. Additionally Tenaris has Cash and cash equivalents and sales denominated in U.S. dollar at subsidiaries which functional currency is the Mexican peso, that could offset this impact by $0.2 million per one percent change in the MXN/USD exchange rate.

●
Euro / U.S. dollar.
Consists primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency is the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would generate a pre-tax gain / loss of $1.1 million, which would be to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2010 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $7.9 million (including a loss / gain of $1.8 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’ net equity position of $3.6 million. For balances held as of December 31, 2009, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $12.6 million (including a non material effect due to foreign exchange derivative contracts), partially offset by changes to the net equity position of $8.3 million.

Additionally, the Company has recognized an embedded derivative in connection with a ten-year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2010 has an estimated outstanding amount of approximately $228 million. The Company estimates that the impact of a 1% favorable / unfavorable movement in the USD/CAD exchange rate would result in a maximum pre-tax gain / loss of approximately $2.2 million and $2.4 million as of December 31, 2010 and 2009 respectively.

 (iii)           Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2010		2009
	Amount in thousands of U.S. dollars	Percentage	Amount in thousands of U.S. dollars	Percentage
Fixed rate	632,766	51%	287,738	20%
Variable rate	611,730	49%	1,159,026	80%
Total	1,244,496		1,446,764

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.5 million in 2010 and $20.2 million in 2009. These results exclude the effect of existing interest rate swaps.

A. Financial Risk Factors (Cont.)

(iii)           Interest rate risk (Cont.)

In order to partially hedge future interest payments related to long-term debt, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in option (See Note 25). All of Tenaris’ interest rate derivatives are designated for hedge accounting. Interest differentials earned on these contracts are recorded to on the interest expenses line at the same pace that interests are accrued on the underlying debt, thus discharging the equity reserve. The outstanding amount of interest rate swaps (notional of $350 million) expires between April and June, 2011 and Tenaris has already fixed the reference rate for the remaining period.

Tenaris estimates that, if market interest rates applicable to the hedged borrowings had been 100 basis point higher, then an additional pre-tax gain of $2.4 million and $10.1 million would have been recorded in 2010 and 2009, partially offsetting the losses to Tenaris’s borrowings estimated above.

Tenaris estimates that the impact of a decrease of 100 basis points in the reference interest rates on the outstanding interest rate derivatives with all other variables held constant, would not have an impact in the equity reserve in 2010 as compared with an impact of $3.3 million for 2009.

Tenaris exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $9.4 million in 2010 and $12.5 million in 2009, helping offset the net losses to Tenaris’s borrowing costs.

(iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company actively monitors the creditworthiness of its treasury and derivative counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2010 and 2009.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2010 trade receivables amount to $1,421.6 million. These trade receivables have guarantees under letter of credit and other bank guarantees of $137.2 million, credit insurance of $475.8 million and other guarantees of $2.7 million.

As of December 31, 2010 trade receivables amounting to $246.0 million were past due but not impaired. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $20.8 million as of December 31, 2010. This allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful overdue trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

More than 92.9% of Tenaris’ liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2010, in comparison with more than 97.5% as of December 31,2009.

A. Financial Risk Factors (Cont.)

(vi)           Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2010, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2010 and 2009, U.S. dollar denominated liquid assets represented around 84% and 82% of total liquid financial assets respectively. Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 10.6% of total assets at the end of 2010 compared to 15.8% at the end of 2009.

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

December 31, 2010	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	31,537	-	-	31,537
Trade receivables	-	1,421,642	-	1,421,642
Other receivables	-	115,469	-	115,469
Available for sale assets	-	-	21,572	21,572
Other investments	719,816	-	-	719,816
Cash and cash equivalents	843,861	-	-	843,861
Total	1,595,214	1,537,111	21,572	3,153,897

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2010
Liabilities as per statement of financial position
Borrowings	-	1,244,496	1,244,496
Derivative financial instruments	11,972	-	11,972
Trade and other payables (*)	-	852,678	852,678
Total	11,972	2,097,174	2,109,146

December 31, 2009	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	16,873	-	-	16,873
Trade receivables	-	1,310,302	-	1,310,302
Other receivables	-	102,348	-	102,348
Available for sale assets	-	-	21,572	21,572
Other investments	613,842	-	-	613,842
Cash and cash equivalents	1,542,829	-	-	1,542,829
Total	2,173,544	1,412,650	21,572	3,607,766

B. Financial instruments by category (Cont.)

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2009
Liabilities as per statement of financial position
Borrowings	-	1,446,764	1,446,764
Derivative financial instruments	23,990	-	23,990
Trade and other payables (*)	-	596,897	596,897
Total	23,990	2,043,661	2,067,651

(*) The maturity of most of trade payables is of one year or less.

C. Fair value by hierarchy

Effective 1 January 2009, Tenaris adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value at 31 December 2010 and 2009.

December 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	843,861	-	-	843,861
Other investments	540,298	163,347	16,171	719,816

Foreign exchange derivatives contracts	-	28,259	-	28,259
Embedded derivative (See Note 25)	-	-	3,278	3,278
Available for sale assets (**)	-	-	21,572	21,572
Total	1,384,159	191,606	41,021	1,616,786
Liabilities
Foreign exchange derivatives contracts	-	6,613	-	6,613
Interest rate derivatives financial instruments	-	5,359	-	5,359

Total	-	11,972	-	11,972

December 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	1,542,829	-	-	1,542,829
Other investments	456,209	146,948	10,685	613,842
Foreign exchange derivatives contracts	-	16,873	-	16,873
Available for sale assets (**)	-	-	21,572	21,572
Total	1,999,038	163,821	32,257	2,195,116
Liabilities
Foreign exchange derivatives contracts	-	3,434	-	3,434
Interest rate derivatives financial instruments	-	17,738	-	17,738
Embedded derivative (See Note 25)	-	-	2,818	2,818
Total	-	21,172	2,818	23,990

(**) For further detail regarding Available for sale assets, see Note 32.

C. Fair value by hierarchy (Cont.)

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. The following table presents the changes in level 3 assets and liabilities:

	Year ended December 31,
	2010	2009
	Assets / Liabilities
Net assets (liabilities) at the beginning of the year	29,439	(11,030)
Available for sale assets	-	11,578
Gain for the year	6,002	27,771
Reclassifications	5,603	1,000
Currency translation adjustment	(23)	120
Net assets at the end of the year	41,021	29,439

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under loans and receivables and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.5% of its carrying amount including interests accrued in 2010 as compared with 99.0% in 2009. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2010 and 0.1% in 2009. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.
As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of a particular risk associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2010, the effective portion of designated cash flow hedges amounts to $8.9 million and is included in Other Reserves in equity (see Note 25 Derivative financial instruments). Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

Reportable operating segments
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2010
Net sales	6,676,429	428,771	606,398	-	7,711,598	-
Cost of sales	(3,975,935)	(286,415)	(438,460)	-	(4,700,810)	-
Gross profit	2,700,494	142,356	167,938	-	3,010,788	-
Selling, general and administrative expenses	(1,365,757)	(80,485)	(69,628)	-	(1,515,870)	-
Other operating income (expenses), net	68,601	1,817	8,211	-	78,629	-
Operating income	1,403,338	63,688	106,521	-	1,573,547	-
Segment assets	12,215,642	1,018,607	436,655	693,427	14,364,331	-
Segment liabilities	3,453,083	259,691	100,977	-	3,813,751	-
Capital expenditures	799,724	42,740	4,852	-	847,316	-
Depreciation and amortization	471,717	19,843	15,342	-	506,902	-
Impairment reversal	67,293	-	-	-	67,293	-

Year ended December 31, 2009
Net sales	6,670,929	986,548	491,843	-	8,149,320	18,558
Cost of sales	(3,769,895)	(704,238)	(390,789)	-	(4,864,922)	(31,866)
Gross profit	2,901,034	282,310	101,054	-	3,284,398	(13,308)
Selling, general and administrative expenses	(1,325,441)	(75,841)	(72,509)	-	(1,473,791)	(9,540)
Other operating income (expenses), net	1,249	2,165	(414)	-	3,000	(179)
Operating income	1,576,842	208,634	28,131	-	1,813,607	(23,027)
Segment assets	11,365,861	971,783	521,520	624,144	13,483,308	-
Segment liabilities	3,463,294	234,549	64,629	-	3,762,472	-
Capital expenditures	425,545	30,820	4,562	-	460,927	-

Depreciation and amortization	464,841	18,593	21,403	-	504,837	27

Year ended December 31, 2008
Net sales	10,010,066	1,270,915	706,779	-	11,987,760	242,464
Cost of sales	(5,300,257)	(883,534)	(514,494)	-	(6,698,285)	(158,616)
Gross profit	4,709,809	387,381	192,285	-	5,289,475	83,848
Selling, general and administrative expenses	(1,549,466)	(136,923)	(101,563)	-	(1,787,952)	(44,858)
Other operating income (expenses), net	(333,302)	(1,415)	(41,156)	-	(375,873)	(109,770)
Operating income	2,827,041	249,043	49,566	-	3,125,650	(70,780)
Segment assets	13,154,333	941,519	477,853	527,007	15,100,712	-
Segment liabilities	5,860,736	377,497	160,592	-	6,398,825	-
Capital expenditures	412,298	17,284	13,656	-	443,238	3,429

Depreciation and amortization	481,953	20,084	22,426	-	524,463	17,436
Impairment charge	354,905	-	39,347	-	394,252	108,647

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $204,478, $113,408 and $191,036 in 2010, 2009 and 2008, respectively.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2010
Net sales	3,295,081	1,911,824	805,617	1,264,610	434,466	-	7,711,598	-
Total assets	7,316,794	3,106,212	2,292,675	347,492	607,731	693,427	14,364,331	-
Trade receivables	430,184	332,263	315,443	259,434	84,318	-	1,421,642	-
Property, plant and equipment, net	1,883,992	862,433	837,764	34,047	162,344	-	3,780,580	-
Capital expenditures	561,782	123,586	130,232	20,839	10,877	-	847,316	-

Depreciation and amortization	258,428	104,992	115,776	1,215	26,491	-	506,902	-

Year ended December 31, 2009
Net sales	2,891,523	2,285,677	866,692	1,623,541	481,887	-	8,149,320	18,558
Total assets	6,722,816	2,790,249	2,469,042	386,242	490,815	624,144	13,483,308	-
Trade receivables	344,548	361,976	235,708	327,924	40,146	-	1,310,302	-
Property, plant and equipment, net	1,387,146	826,028	864,612	14,357	162,444	-	3,254,587	-
Capital expenditures	261,781	99,521	68,394	5,580	25,651	-	460,927	-

Depreciation and amortization	272,677	100,089	108,770	1,367	21,934	-	504,837	27

Year ended December 31, 2008
Net sales	4,809,330	2,815,578	1,824,684	1,810,695	727,473	-	11,987,760	242,464
Total assets	7,083,508	3,460,729	3,033,555	436,179	559,734	527,007	15,100,712	-
Trade receivables	786,867	432,987	379,794	386,786	136,862	-	2,123,296	-
Property, plant and equipment, net	1,180,738	796,009	861,892	10,128	134,104	-	2,982,871	-
Capital expenditures	159,990	141,174	101,050	6,705	34,319	-	443,238	3,429

Depreciation and amortization	298,240	99,261	111,040	1,246	14,676	-	524,463	17,436

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador, Peru and Venezuela; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Algeria, Egypt, Kazakhstan, Kuwait, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally Australia, China, Indonesia and Japan.

(*) Corresponds to the Venezuelan Companies (years 2009 and 2008) and Pressure Control (year 2008) operations (See Notes 29 and 32).

(**) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2010 and 2009 (See Note 32).

2           Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008

Inventories at the beginning of the year	1,687,059	3,091,401	2,598,856

Plus: Charges of the year
Raw materials, energy, consumables and other	3,690,900	1,948,596	5,430,147
Increase in inventory due to business combinations	-	53,541	-
Services and fees	329,687	240,346	395,104
Labor cost	941,375	737,883	927,132
Depreciation of property, plant and equipment	290,299	263,634	282,407
Amortization of intangible assets	3,351	2,813	2,170
Maintenance expenses	174,966	145,413	203,207
Provisions for contingencies	-	1,984	12
Allowance for obsolescence	(34,522)	89,041	(2,055)
Taxes	7,121	6,799	8,655
Other	70,958	46,122	102,667
	5,474,135	3,536,172	7,349,446
Deconsolidation / Transfer to assets held for sale	-	(43,726)	-
Less: Inventories at the end of the year	(2,460,384)	(1,687,059)	(3,091,401)
	4,700,810	4,896,788	6,856,901
From Discontinued operations	-	(31,866)	(158,616)
	4,700,810	4,864,922	6,698,285

3           Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Services and fees	207,427	207,202	214,010
Labor cost	454,127	407,235	447,150
Depreciation of property, plant and equipment	12,506	14,524	12,096
Amortization of intangible assets	200,746	223,893	245,226
Commissions, freight and other selling expenses	420,417	368,451	571,823
Provisions for contingencies	26,430	33,880	37,101
Allowances for doubtful accounts	(17,361)	13,837	13,823
Taxes	120,591	114,976	167,686
Other	90,987	99,333	123,895
	1,515,870	1,483,331	1,832,810
From Discontinued operations	-	(9,540)	(44,858)
	1,515,870	1,473,791	1,787,952

4           Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Wages, salaries and social security costs	1,359,994	1,113,757	1,347,667
Employees' severance indemnity	12,850	13,436	19,168
Pension benefits - defined benefit plans	8,795	8,734	8,161
Employee retention and long term incentive program	13,863	9,191	(714)
	1,395,502	1,145,118	1,374,282
From Discontinued operations	-	(23,024)	(55,835)
	1,395,502	1,122,094	1,318,447

At the year-end, the number of employees was 25,422 in 2010, 22,591 in 2009 and 23,873 in 2008.

5           Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2010	2009	2008
(i)	Other operating income
	Reimbursement from insurance companies and other third parties agreements	9,810	76	10,511
	Net income from other sales	1,955	2,130	23,704
	Net rents	2,793	3,538	1,971
	Impairment reversal (1)	67,293	-	-
	Other	3,807	1,750	-
		85,658	7,494	36,186
	From Discontinued operations	-	179	(1,046)
		85,658	7,673	35,140
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	3,304	2,758	2,871
	Provisions for legal claims and contingencies	2,741	-	(22)
	Loss on fixed assets and material supplies disposed / scrapped	352	27	461
	Loss from natural disasters	-	-	1,743
	Allowance for doubtful receivables	632	1,888	(184)
	Losses on prepayment to suppliers	-	-	3,830
	Impairment charge (2)	-	-	502,899
	Other	-	-	10,231
		7,029	4,673	521,829
	From Discontinued operations	-	-	(110,816)
		7,029	4,673	411,013

(1) Impairment reversal

In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there has been an improvement in the outlook of the economic and competitive conditions  for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris use the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In this environment, Tenaris expects that its competitive conditions and activity levels will continue to improve.

The recoverable amount of the Prudential (Canada) CGU was estimated based on the value in use. Value in use was calculated in the same way as that for CGU containing goodwill (see Note 11). The discount rate used was based on a weighted average cost of capital (WACC) of 10.7%.

The Company has increased the carrying amount of the Customer Relationships by $67.3 million to its recoverable amount which in accordance with IAS 36 is the one that would have been determined (net of amortization) had no impairment loss been recognized for the asset in the year 2008. In addition, the Company recognized the respective deferred tax effect of $16.9 million in Income tax in the Consolidated Income Statement.

(2) Impairment charge

In 2008, Tenaris recorded an impairment charge of $502.9 million; of which $394.3 million corresponds to intangible assets originated in the acquisition of Maverick in 2006. This charge impacted the following CGUs: OCTG (USA and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits. The pretax rates used in the calculation ranged from 11% to 14% per annum and for the cash flows beyond the fifth year an inflation and growth rate of 2% was considered.

5           Other operating items (Cont.)
Impairment charge (Cont.)

These impairment charges primarily arose in connection with Tenaris’s operations in the United States and Canada, mainly due to recessionary environment, the abrupt decline in oil and gas prices, and its impact on drilling activity and therefore on demand for OCTG products. In particular, the main factors that precipitated the impairment charges in the United States and Canada were the steep reduction in the average number of active oil and drilling rigs, or rig count, in these markets, which are sensitive to North American gas prices and the worldwide financial and economic crisis. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to levels below $4 per million BTU. This collapse in North American gas prices had an immediate effect on the U.S. and Canadian rig counts. The rig count in the United States, which is more sensitive to North American gas prices, increased 6% in 2008, compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 (a 20% decrease over that period); by the end of March 2009, rig count in the United States had fallen to 1,039, an additional 36% decrease. This decrease in drilling activity and the high level of inventories put downward pressure on the tubes price. Accordingly, in December 2008, the Company expected that the decrease in apparent demand of OCTG products in North America would continue, due to the decline in oil and gas drilling activity and its customers’ efforts to reduce inventories.

In the case of the Prudential CGU impairment, the Company allocated the impairment charge to goodwill and before the pro rata allocation, the Company (based on third-party appraisals made in connection with the acquisition of Maverick Tube Corporation in October 2006) determined that the carrying amount of Prudential’s property, plant and equipment approximated its fair value; while the Company considered that the fair value of Prudential’s customer relationships could have suffered a decrease due to the deterioration of the market conditions and the change in the competitive environment. Accordingly, following the guidance in paragraph 105 of IAS 36, the Company allocated the remainder of the impairment charge corresponding to the Prudential CGU ($68.1 million) to customer relationships.

Tenaris’s Venezuelan operations, currently nationalized and consequently disclosed as discontinued operations, also contributed to the 2008 impairment charge. Although during the first half of 2008 most of the business indicators of the Venezuelan subsidiaries were favorable, in the second half of the year the steep decline in the prices of raw materials affected the operations of Matesi, a hot-briquetted iron producer; and the lower investments in drilling activity in Venezuela led to a decline in the projected sales in Tavsa. Also, the operating disruptions at the production facilities of each of Tenaris former subsidiaries, Matesi and Tavsa, precipitated this impairment charge.

At December 31, 2008, the carrying value of the total remaining assets (in thousand of U.S. dollars) of the impaired businesses was:
	Total Assets before impairment	Impairment	Total Assets after impairment (*)
Oil Country Tubular Goods ("OCTG")	2,506,332	(192,707)	2,313,625
Prudential	736,772	(138,466)	598,306
Coiled Tubing	259,722	(23,732)	235,990
Electric Conduits	250,106	(39,347)	210,759
Total U.S. and Canadian Operations	3,752,932	(394,252)	3,358,680
Venezuelan Operations	266,758	(108,647)	158,111
Total	4,019,690	(502,899)	3,516,791

(*) These amounts include total assets of the operation (e.g. short and long lived assets), including goodwill and other intangible assets at December 31, 2008.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2010	2009	2008
Interest income	32,855	30,986	49,114
Interest expense (*)	(64,103)	(121,881)	(185,851)
Interest net	(31,248)	(90,895)	(136,737)

Net foreign exchange transaction results	(26,581)	(73,015)	(120,515)
Foreign exchange derivatives contracts results (**)	7,183	10,467	35,993
Other	(1,907)	(2,564)	(19,738)
Other financial results	(21,305)	(65,112)	(104,260)
Net financial results	(52,553)	(156,007)	(240,997)
From Discontinued operations	-	4,307	9,973
	(52,553)	(151,700)	(231,024)

Items included in this note for the years 2009 and 2008 differs from its corresponding line in the Consolidated Income Statement because they include results from discontinued operations.

(*)Includes losses on interest rate swaps of $15.6 million, $21.7 million and $9.7 million, in 2010, 2009 and 2008, respectively. As previously described in “Section III.A. Financial Risk Factors”, in order to partially hedge future interest payments related to long-term debt, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in options. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of a certain period. A total notional amount of $500 million was covered by these instruments which coverage has begun between April and June 2009, and expires between April and June 2011. Between September and December 2009, a Tenaris subsidiary partially prepaid a syndicated loan facility which was part of the underlying risk. Accordingly, Tenaris derecognized the corresponding portion of its hedge reserve designation (notional of $150 million) on interest rate swaps derivatives recording a loss of $8.2 million, included in the total amount of $21.7 million of interest rate swaps losses for the year ended December 31, 2009.

(**) Includes gains on identified embedded derivatives of $6.1 million, $27.9 million and a loss of $40.7 million for 2010, 2009 and 2008, respectively.

7           Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
From associated companies	70,553	87,159	89,556
Loss on sale of associated companies and other	(496)	(980)	-
	70,057	86,179	89,556
From Discontinued operations	-	862	(133)
	70,057	87,041	89,423

8           Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Current tax	395,183	541,818	1,255,759
Deferred tax	58,848	(32,962)	(244,331)
	454,031	508,856	1,011,428
Effect of currency translation on tax base (a)	(4,027)	4,297	10,704
	450,004	513,153	1,022,132
From Discontinued operations	-	58	(6,798)
	450,004	513,211	1,015,334

8           Income tax (Cont.)

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Income before income tax	1,591,051	1,748,948	2,984,049

Tax calculated at the tax rate in each country	440,882	525,844	918,200
Non taxable income / Non deductible expenses (b)	(2,948)	(25,760)	85,950
Changes in the tax rates	(17)	837	(4,476)
Effect of currency translation on tax base (a)	(4,027)	4,297	10,704
Effect of taxable exchange differences	16,185	8,906	8,878
Utilization of previously unrecognized tax losses	(71)	(913)	(3,922)
Tax charge	450,004	513,211	1,015,334

(a)
Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation for Tenaris that is due and payable in any of the relevant periods.

(b)    Includes the effect of the impairment charge for 2008.

9           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2010	2009	2008
Net income attributable to equity holders	1,127,367	1,161,555	2,124,802
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.95	0.98	1.80
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	1.91	1.97	3.60

Dividends paid	(401,383)	(507,631)	(448,604)
Basic and diluted dividends per share (U.S. dollars per share)	0.34	0.43	0.38
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.68	0.86	0.76

Result for discontinued operations attributable to equity holders	-	(16,454)	361,442
Basic and diluted earnings per share (U.S. dollars per share)	-	(0.01)	0.31
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	-	(0.03)	0.61

 (*) Each ADS equals to two shares

On November 4, 2010, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 25, 2010, with an ex-dividend date of November 22, 2010.

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS), or approximately $153 million. The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS), or approximately $153 million. The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS), or approximately $153 million. The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $449 million.

10           Property, plant and equipment, net

Year ended December 31, 2010	Land, building and improvements	Plant and production e quipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982
Translation differences	16,159	(3,095)	2,173	21,068	(603)	35,702
Additions	28,780	2,535	2,921	783,325	2,255	819,816
Disposals / Consumptions	(1,455)	(26,080)	(4,663)	-	(1,476)	(33,674)
Transfers / Reclassifications	48,892	241,399	26,580	(325,287)	954	(7,462)
Values at the end of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364

Depreciation
Accumulated at the beginning of the year	183,823	4,310,819	125,945	-	12,808	4,633,395
Translation differences	4,337	4,704	1,470	-	(440)	10,071
Depreciation charge	22,697	256,182	22,483	-	1,443	302,805
Transfers / Reclassifications	(225)	103	189	-	(139)	(72)
Disposals / Consumptions	(493)	(20,008)	(3,772)	-	(142)	(24,415)
Accumulated at the end of the year	210,139	4,551,800	146,315	-	13,530	4,921,784
At December 31, 2010	640,726	2,118,083	68,253	930,125	23,393	3,780,580

Year ended December 31, 2009	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531
Translation differences	30,682	155,286	8,091	13,967	1,795	209,821
Additions	2,741	3,613	1,194	427,170	5,749	440,467
Disposals / Consumptions	(3,358)	(10,591)	(3,750)	-	(7,850)	(25,549)
Increase due to business acquisitions	12,083	11,507	46	487	-	24,123
Transfers / Reclassifications	31,603	194,760	(12,859)	(218,954)	2,886	(2,564)
Deconsolidation / Transfers to Available for sale assets	(4,435)	(137,874)	(793)	(7,508)	(5,237)	(155,847)
Values at the end of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982

Depreciation and impairment
Accumulated at the beginning of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660
Translation differences	9,419	84,364	6,684	-	252	100,719
Depreciation charge	19,350	232,927	24,529	-	1,352	278,158
Transfers / Reclassifications	194	1,183	(1,377)	-	-	-
Disposals / Consumptions	(33)	(7,884)	(2,420)	-	(18)	(10,355)
Deconsolidation / Transfer to Available for sale assets	(3,550)	(135,809)	(584)	(7,200)	(2,644)	(149,787)
Accumulated at the end of the year	183,823	4,310,819	125,945	-	12,808	4,633,395
At December 31, 2009	574,666	2,144,305	61,612	451,019	22,985	3,254,587
Property, plant and equipment include capitalized interests for net amounts at December 31, 2010 and 2009 of $3,388 (out of which $1,390 were capitalized during the year 2010) and $3,371, respectively.

11           Intangible assets, net

Year ended December 31, 2010	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	232,184	498,319	2,142,762	2,045,672	4,918,937
Translation differences	1,082	1,590	4,304	25,643	32,619
Additions	27,188	312	-	-	27,500

Transfers / Reclassifications	2,513	(685)	-	-	1,828
Disposals	(21,851)	(1,374)	-	-	(23,225)
Values at the end of the year	241,116	498,162	2,147,066	2,071,315	4,957,659

Amortization and impairment
Accumulated at the beginning of the year	160,446	185,070	338,092	564,409	1,248,017
Translation differences	492	(213)	4,304	9,592	14,175
Amortization charge	20,005	30,106	-	153,986	204,097
Transfers / Reclassifications	541	(500)	-	-	41
Impairment reversal	-	-	-	(67,293)	(67,293)
Disposals	(21,823)	(1,371)	-	-	(23,194)
Accumulated at the end of the year	159,661	213,092	342,396	660,694	1,375,843
At December 31, 2010	81,455	285,070	1,804,670	1,410,621	3,581,816

Year ended December 31, 2009	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	203,612	495,657	2,130,799	1,975,254	4,805,322
Translation differences	6,679	3,170	11,963	70,418	92,230
Additions	20,385	75	-	-	20,460
Deconsolidation / Transfers to Available for sale assets	(430)	-	-	-	(430)
Transfers / Reclassifications	2,564	-	-	-	2,564
Disposals	(626)	(583)	-	-	(1,209)
Values at the end of the year	232,184	498,319	2,142,762	2,045,672	4,918,937

Amortization and impairment
Accumulated at the beginning of the year	133,974	130,167	325,440	388,754	978,335
Translation differences	5,713	204	12,652	24,500	43,069
Amortization charge	20,815	54,736	-	151,155	226,706
Disposals	(56)	(37)	-	-	(93)
Accumulated at the end of the year	160,446	185,070	338,092	564,409	1,248,017
At December 31, 2009	71,738	313,249	1,804,670	1,481,263	3,670,920
(*)   Includes Proprietary Technology.

The geographical allocation of goodwill was $1,614.5 million for North America, $189.4 million for South America and $0.8 million for Europe for the years ended December 31, 2010 and 2009.

The carrying amount of goodwill allocated by CGU, as of December 31, 2010, was as follows:
(All amounts in million US Dollar)
As of December 31,2010	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5				721.5
Tamsa (Hydril and other)		345.9	19.4		365.3
Siderca (Hydril and other)		265.0	93.3		358.3
Hydril		309.0			309.0
Electric Conduits				45.8	45.8
Coiled Tubing	4.0				4.0
Other			0.8		0.8
Total	725.5	919.9	113.5	45.8	1,804.7

Impairment tests

In 2010 and 2009, the CGU’s shown in the previous table (which contain goodwill) were tested for impairment. Additionally the Prudential CGU was tested for impairment reversal. No other CGU was tested for impairment in 2010 and 2009 as no impairment indicators were identified. In 2008, Venezuelan Operations CGU was also tested for impairment as Tenaris identified the presence of impairment indicators.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2010, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.2% of total goodwill.

The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.

Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. Tenaris uses the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.

In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2010, the discount rates used were in a range between 9% and 13%.

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by US$130 million as of December 31, 2010. The main factors that could result in impairment charges in future periods would be an increase in the discount rate/decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors discussed in 2008, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’ clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 6%, a fall in growth rate to 1% or a rise in discount rate of 60 basis points would remove the remaining headroom.

As of December 31, 2010, no cumulative amount of recognized impairment charges are subject to reversal.

2009 Impairment Test

For the 2009 impairment tests, Tenaris considered that the activity levels would continue to recover, with better competitive conditions, and the rig counts and oil and gas prices in North America would be higher than those of 2008. Accordingly, no impairment charge was recorded in 2009 financial statements. The discount rates used for these tests were in a range between 10% and 13%, based on Tenaris’s weighted average cost of capital taking into account the industry, the country and the size of the business.

12           Investments in associated companies
	Year ended December 31,
	2010	2009
At the beginning of the year	602,572	527,007
Translation differences	11,413	(1,302)
Equity in earnings of associated companies	70,553	87,159
Dividends and distributions received	(14,034)	(11,420)
Transfer to Available for sale assets	-	(1,615)
Acquisitions	302	-
Increase in equity reserves in Ternium	1,049	2,743
At the end of the year	671,855	602,572

The principal associated companies are:
		Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2010	2009	2010	2009
Ternium S.A.	Luxembourg	11.46%	11.46%	651,361	584,389
Others	-	-	-	20,494	18,183
				671,855	602,572

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:
	Ternium S.A.
	2010	2009
Non-current assets	5,579,438	5,250,135
Current assets	5,532,893	5,042,538
Total assets	11,112,331	10,292,673
Non-current liabilities	2,540,594	2,872,667
Current liabilities	1,555,636	1,158,767
Total liabilities	4,096,230	4,031,434
Non-controlling interests	1,135,361	964,897
Revenues	7,382,004	4,958,983
Gross profit	1,716,750	848,613
Income from discontinued operations	-	428,023
Net income for the year attributable to equity holders of the company	622,076	717,400

13           Other investments – non current

	Year ended December 31,
	2010	2009
Deposits with insurance companies	27,421	23,482
Investments in other companies	2,474	2,496
Others	13,697	8,189
	43,592	34,167

14           Receivables – non current

	Year ended December 31,
	2010	2009
Government entities	3,667	4,666
Employee advances and loans	14,631	13,682
Tax credits	18,220	17,575

Receivables from related parties	930	375
Receivables on off- take contract	165	104
Legal deposits	26,687	22,545
Advances to suppliers and other advances	35,530	25,181
Derivative financial instruments	1,853	-
Other	22,552	22,215
	124,235	106,343
Allowances for doubtful accounts (see Note 23 (i))	(3,806)	(4,725)
	120,429	101,618

15Inventories

	Year ended December 31,
	2010	2009
Finished goods	890,313	715,906
Goods in process	576,092	353,367
Raw materials	443,265	297,834
Supplies	429,409	378,876
Goods in transit	272,744	125,847
	2,611,823	1,871,830
Allowance for obsolescence (See Note 24 (i))	(151,439)	(184,771)
	2,460,384	1,687,059

16           Receivables and prepayments

	Year ended December 31,
	2010	2009
Prepaid expenses and other receivables	58,176	55,473
Government entities	7,190	11,739
Employee advances and loans	19,479	14,380
Advances to suppliers and other advances	54,048	15,894
Government tax refunds on exports	30,130	35,379
Receivables from related parties	35,153	16,561
Derivative financial instruments	29,684	16,873
Miscellaneous	55,250	60,769
	289,110	227,068
Allowance for other doubtful accounts (see Note 24 (i))	(6,574)	(6,944)
	282,536	220,124

17           Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2010	2009
V.A.T. credits	126,214	78,925
Prepaid taxes	123,103	146,524
Carry-backs	-	34,831
	249,317	260,280

	Year ended December 31,
Current tax liabilities	2010	2009
Income tax liabilities	108,744	202,111
V.A.T. liabilities	24,384	33,382
Other taxes	74,524	71,046
	207,652	306,539

18           Trade receivables

	Year ended December 31,
	2010	2009
Current accounts	1,410,235	1,341,942
Receivables from related parties	32,235	8,532
	1,442,470	1,350,474
Allowance for doubtful accounts (see Note 24 (i))	(20,828)	(40,172)
	1,421,642	1,310,302

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2010
Guaranteed	615,672	543,346	62,842	9,484
Not guaranteed	826,798	632,274	173,573	20,951
Guaranteed and not guaranteed	1,442,470	1,175,620	236,415	30,435
Allowance for doubtful accounts	(20,828)	-	(4,202)	(16,626)
Net Value	1,421,642	1,175,620	232,213	13,809
Guaranteed	588,935	479,352	98,074	11,509
Not guaranteed	761,539	556,805	163,344	41,390
Guaranteed and not guaranteed	1,350,474	1,036,157	261,418	52,899
Allowance for doubtful accounts	(40,172)	-	(183)	(39,989)
Net Value	1,310,302	1,036,157	261,235	12,910

No material financial assets that are fully performing have been renegotiated in the last year.

19           Cash and cash equivalents, and Other investments

	Year ended December 31,
	2010	2009
Other investments
Financial debt instruments and time deposits	676,224	579,675

Cash and cash equivalents
Cash at banks	174,167	176,121
Liquidity funds	361,999	1,068,853
Short – term investments	307,695	297,855
Cash and cash equivalents	843,861	1,542,829

20           Borrowings

	Year ended December 31,
	2010	2009
Non-current
Bank borrowings	222,596	663,256
Other loans	402	220
Finance lease liabilities	260	407
Costs of issue of debt	(2,688)	(8,702)
	220,570	655,181
Current
Bank borrowings	997,378	771,024
Other loans, including related companies	4,729	9,074
Bank overdrafts	23,696	14,122
Finance lease liabilities	163	179
Costs of issue of debt	(2,040)	(2,816)
	1,023,926	791,583
Total Borrowings	1,244,496	1,446,764

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2010
Financial lease	163	163	97	-	-	-	423
Other borrowings	1,023,763	154,064	33,106	7,999	7,873	17,268	1,244,073
Total borrowings	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496

Interest to be accrued (*)	19,075	4,818	1,813	1,544	1,357	2,060	30,667
Interest rate derivatives contract	5,359	-	-	-	-	-	5,359
Total	1,048,360	159,045	35,016	9,543	9,230	19,328	1,280,522

(*) Includes the effect of hedge accounting.

20           Borrowings (Cont.)

Significant borrowings include:
			In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
October 2006	Tamsa	Syndicated	700.0	155.6	October 2011 (*)
May 2007	Hydril	Syndicated	300.0	100.0	May 2012 (*)
June 2008	Dalmine	Bilateral	150.0	125.0	June 2013
October 2006	Dalmine	Syndicated	150.0	33.3	October 2011 (*)
(*) The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2010, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2010 and 2009 (considering hedge accounting). The changes in interest rate are basically due to changes in floating interest rate and to the designation for hedge accounting of certain Argentine Peso-denominated debts.
	2010	2009
Total borrowings	4.08%	4.02%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings
		Year ended December 31,
Currency	Interest rates	2010	2009
USD	Variable	155,356	589,319
BRL	Fixed	55,059	52,688
Others	Variable	7,284	9,120
Others	Fixed	2,871	4,054
Total non current borrowings		220,570	655,181

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2010	2009
Property, plant and equipment mortgages	127,564	167,357

Tenaris’ consolidated debt includes $21.5 million of Dalmine secured by certain of its properties.

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings
		Year ended December 31,
Currency	Interest rates	2010	2009
USD	Variable	384,644	470,408
ARS	Fixed	342,614	230,141
MXN	Fixed	200,174	-
EUR	Variable	37,817	76,028
USD	Fixed	34,451	6,449
Others	Variable	17,657	1,844
Others	Fixed	6,569	6,713
Total current borrowings		1,023,926	791,583

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:
	Year ended December 31,
	2010	2009
At the beginning of the year	663,184	663,515
Translation differences	6,812	9,991
Deconsolidation / Transfer to held for sale	-	24,250
Charged directly to Other Comprehensive Income	2,105	(5,684)
Income statement charge / (credit)	58,848	(32,962)
Effect of currency translation on tax base	(4,027)	4,297
Deferred employees' statutory profit sharing charge	(3,219)	(223)
At the end of the year	723,703	663,184

The evolution of deferred tax assets and liabilities during the year are as follows:

              Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	251,174	38,736	708,641	998,551
Translation differences	8,020	1,175	4,429	13,624
Charged directly to Other Comprehensive Income	-	-	1,133	1,133
Income statement charge / (credit)	114,565	(8,059)	(41,002)	65,504
At December 31,2010	373,759	31,852	673,201	1,078,812

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	242,426	49,176	762,236	1,053,838
Translation differences	11,247	577	11,619	23,443
Deconsolidation / Transfer to held for sale	-	-	(149)	(149)
Charged directly to Other Comprehensive Income	-	-	(1,265)	(1,265)
Income statement charge / (credit)	(2,499)	(11,017)	(63,800)	(77,316)
At December 31,2009	251,174	38,736	708,641	998,551

(a) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)
Translation differences	(1,778)	(266)	(2,926)	(1,842)	(6,812)
Charged directly to Other Comprehensive Income	-	-	-	972	972
Income statement charge / (credit)	(15,920)	(6,176)	9,258	(1,064)	(13,902)
At December 31, 2010	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)

21           Deferred income tax (Cont.)

                Deferred tax assets (Cont.)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)
Translation differences	(8,663)	(1,500)	(352)	(2,937)	(13,452)
Deconsolidation / Transfer to held for sale	2,809	10,260	-	11,330	24,399
Charged directly to Other Comprehensive Income	-	-	-	(4,419)	(4,419)
Income statement charge / (credit)	13,760	70,238	(33,676)	(1,894)	48,428
At December 31, 2009	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate setoff, are shown in the consolidated statement of financial position:

	Year ended December 31,
	2010	2009
Deferred tax assets	(210,523)	(197,603)
Deferred tax liabilities	934,226	860,787
	723,703	663,184

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2010	2009
Deferred tax assets to be recovered after 12 months	(129,416)	(106,862)
Deferred tax liabilities to be recovered after 12 months	1,012,852	936,732

22           Other liabilities

(i)           Other liabilities – Non current

	Year ended December 31,
	2010	2009
Employee liabilities
Employee's statutory profit sharing	31,551	26,369
Employee severance indemnity (a)	46,459	52,725
Pension benefits (b)	45,243	46,473
Employee retention and long term incentive program	33,460	19,597
	156,713	145,164

Taxes payable	1,518	3,360
Derivative financial instruments	-	20,533
Miscellaneous	34,978	23,410
	36,496	47,303
	193,209	192,467

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

(a) Employees’ severance indemnity

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2010	2009
At the beginning of the year	52,725	56,939
Current service cost	11,291	10,809
Interest Cost	2,094	2,627
Translation differences	(3,467)	1,911
Actuarial gain	(535)	-
Used	(18,177)	(20,377)
Increase due to business combinations	-	914
Other	2,528	(98)
At the end of the year	46,459	52,725

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2010	2009
Current service cost	11,291	10,809
Interest cost	2,094	2,627
Actuarial gain	(535)	-
Total included in Labor costs	12,850	13,436

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2010	2009
Discount rate	5% - 8%	4% - 8%
Rate of compensation increase	3% - 6%	3% - 6%

(b) Pension benefits

▪	Unfunded

The amounts recognized in the statement of financial position are determined as follows:
	Year ended December 31,
	2010	2009
Present value of unfunded obligations	52,917	44,261
Unrecognized actuarial losses	(15,643)	(11,235)
Liability	37,274	33,026

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2010	2009
Current service cost	1,355	1,356
Interest cost	2,956	2,855
Net actuarial losses recognized in the year	536	681
Past service cost recognized	-	189
Total included in Labor costs	4,847	5,081

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Unfunded (Cont.)

Movement in the present value of unfunded obligation:	Year ended December 31,
	2010	2009
At the beginning of the year	44,261	40,339
Translation differences	450	1,146
Transfers, reclassifications and new participants of the plan	2,453	2,662
Total expense	4,311	4,211
Actuarial losses (gains)	5,141	(2,482)
Benefits paid	(1,951)	(1,615)
Other	(1,748)	-
At the end of the year	52,917	44,261

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2010	2009
Discount rate	5% - 7%	6% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

▪	Funded

The amounts recognized in the statement of financial position are as follows:
	Year ended December 31,
	2010	2009
Present value of funded obligations	162,740	144,005
Unrecognized actuarial losses	(20,425)	(10,053)
Fair value of plan assets (*)	(134,346)	(120,505)
Liability	7,969	13,447

(*) Mainly balanced strategy through mutual funds and money markets.

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2010	2009
Current service cost	2,389	1,775
Interest cost	7,953	7,640
Net actuarial losses (gains) recognized in the year	866	(168)
Expected return on plan assets	(7,886)	(5,594)
Past service cost recognized	626	-
Total included in Labor costs	3,948	3,653

Movement in the present value of funded obligations:	Year ended December 31,
	2010	2009
At the beginning of the year	144,005	117,463
Translation differences	4,674	14,204
Total expense	10,342	9,415
Actuarial losses	11,142	11,827
Benefits paid	(7,895)	(8,817)
Other	472	(87)
At the end of the year	162,740	144,005

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Funded (Cont.)

Movement in the fair value of plan assets:	Year ended December 31,
	2010	2009
At the beginning of the year	(120,505)	(99,511)
Translation differences	(3,729)	(10,762)
Expected return on plan assets	(7,886)	(5,594)
Actuarial gains	(366)	(7,694)
Contributions paid	(9,915)	(5,845)
Benefits paid	7,895	8,817
Other	160	84
At the end of the year	(134,346)	(120,505)

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2010	2009
Discount rate	5% - 6%	6%
Rate of compensation increase	3% - 4%	3% - 4%

(ii)           Other liabilities – current

	Year ended December 31,
	2010	2009
Payroll and social security payable	187,034	151,067
Liabilities with related parties	426	1,142
Derivative financial instruments	11,971	3,457
Miscellaneous	34,159	36,524
	233,590	192,190

23           Non-current allowances and provisions

 (i)           Deducted from non current receivables
	Year ended December 31,
	2010	2009
Values at the beginning of the year	(4,725)	(5,017)
Translation differences	201	276
Additional allowances	(86)	(2)
Reclassifications	(37)	-
Used	841	18
At December 31,	(3,806)	(4,725)

(ii)           Liabilities
	Year ended December 31,
	2010	2009
Values at the beginning of the year	80,755	89,526
Translation differences	1,054	9,805
Deconsolidation / Transfer to held for sale	-	(1,380)
Additional provisions / (Reversals)	7,290	(7,170)
Reclassifications	-	129
Used	(5,177)	(10,155)
At December 31,	83,922	80,755

24                 Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2010	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(40,172)	(6,944)	(184,771)
Translation differences	424	44	(1,284)
Reversals / (Additional allowances)	17,095	(280)	34,044
Reclassifications	-	37	-
Used	1,825	569	572
At December 31, 2010	(20,828)	(6,574)	(151,439)

Year ended December 31, 2009
Values at the beginning of the year	(34,128)	(5,247)	(93,344)
Translation differences	(333)	(238)	(4,186)
Reversals / (Additional allowances)	(13,960)	(1,763)	(89,041)
Used	3,756	304	218
Deconsolidation / Transfer to held for sale	4,493	-	1,582
At December 31, 2009	(40,172)	(6,944)	(184,771)

(ii)           Liabilities

Year ended December 31, 2010	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	7,023	21,609	28,632
Translation differences	33	(657)	(624)
(Reversals) / Additional allowances	14,195	5,195	19,390
Reclassifications	-	(5)	(5)
Used	(15,069)	(7,223)	(22,292)
At December 31, 2010	6,182	18,919	25,101

Year ended December 31, 2009
Values at the beginning of the year	9,318	19,193	28,511
Translation differences	722	871	1,593
(Reversals) / Additional allowances	20,586	19,158	39,744
Reclassifications	-	(129)	(129)
Used	(23,603)	(17,484)	(41,087)
At December 31, 2009	7,023	21,609	28,632

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Receivables at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2010	2009

Foreign exchange derivatives contracts	28,259	16,873
Embedded Canadian dollar forward purchases	3,278	-
Contracts with positive fair values	31,537	16,873
Interest rate derivatives contracts	(5,359)	(17,738)
Foreign exchange derivatives contracts	(6,613)	(3,434)
Embedded Canadian dollar forward purchases	-	(2,818)
Contracts with negative fair values	(11,972)	(23,990)
Total	19,565	(7,117)

25           Derivative financial instruments (Cont.)

Foreign exchange derivative contracts

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Purchase currency	Sale currency	Term	Fair Value at Dec-10	Fair Value at Dec-09
ARS	USD	2011	24,819	13,601
USD	BRL	2011	(2,087)	(585)
USD	KWD	2011	(1,732)	-
USD	CAD	2011	(1,563)	(398)
MXN	USD	2011	1,451	(305)
JPY	USD	2011	1,043	-
Others			(285)	1,126
Subtotal			21,646	13,439
CAD	USD (Embedded derivative)	2017	3,278	(2,818)
Total			24,924	10,621

Interest rate derivative contracts

The net fair values of interest rate derivatives were as follows:
Type of derivative	Receive Reference rate	Term	Fair Value at Dec-10	Fair Value at Dec-09
Pay fixed/Receive variable	Euribor	2010	-	(22)
Swaps with KI (2.50%)	Libor 6M	2011	(5,359)	(17,716)
			(5,359)	(17,738)

Hedge Accounting

Tenaris applies hedge acccounting to certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2010 and 2009.

●	Foreign Exchange derivatives

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Purchase currency	Sale currency	Term	2010	2009	2010	2009
ARS	USD	2011	24,723	-	(1,482)	-
EUR	USD	2011	219	(506)	(622)	(506)
EUR	BRL	2011	(823)	-	(823)	-
USD	KWD	2011	(796)	-	(635)	-
EUR	MXN	2011	(255)	(674)	-	1,511
			23,068	(1,180)	(3,562)	1,005

●	Interest Rate derivatives

				Fair Value		Hedge Accounting Reserve
Type of				Year ended December 31,		Year ended December 31,
Derivative	Rate	Term	Rate	2010	2009	2010	2009
Pay fixed / Receive variable	Euribor	2010	5.72%	-	(22)	-	-
Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	(5,359)	(17,716)	(5,367)	(17,716)
				(5,359)	(17,738)	(5,367)	(17,716)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-08	Movements 2009	Equity Reserve Dec-09	Movements 2010	Equity Reserve Dec-10
Foreign Exchange	12,749	(11,744)	1,005	(4,567)	(3,562)
Interest Rate	(29,737)	12,021	(17,716)	12,349	(5,367)
Total Cash flow Hedge	(16,988)	277	(16,711)	7,782	(8,929)

Tenaris estimates that the cash flow hedge reserve at December 31, 2010 will be recycled to the Consolidated Income Statement during 2011.

26           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is involved in litigations arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position, results of operations and cash flows.

Conversion of tax loss carry-forwards
On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 97.7 million (approximately $24.7 million) at December 31, 2010, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.
Ongoing investigation

The Company learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. The Audit Committee of the Company’s Board of Directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice, and shared the results of the review with these agencies. At this time the resolution of these matters is pending and the Company cannot predict the final outcome of these matters.

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

●
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions.  As of December 31, 2010 the estimated aggregate amount of the contract at current prices is approximately $565 million.

●
A Tenaris company is a party to a ten year raw material purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of December 31, 2010 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $228 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

Commitments (Cont.)

●
A Tenaris company entered into a contract with Siderar, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals approximately $107 million and is due to terminate in 2018.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2010, equity as defined under Luxembourg law and regulations consisted of:
(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2010	16,631,947
Total equity in accordance with Luxembourg law	18,540,271

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2010, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2010, distributable amount under Luxembourg law totals $17.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Gain from the transfer of shares in affiliated undertakings (see note 33)	12,020,184
Dividends received	1,100,175
Other income and expenses for the year ended December 31, 2010	(3,511)
Dividends paid	(401,383)
Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Share premium	609,733
Distributable amount at December 31, 2010 under Luxembourg law	17,241,680

27           Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

In April 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $69.5 million, with $21.9 million being payable as consideration for SPIJ's equity and $47.6 million as consideration for the assignment of certain sellers' loan to SPIJ. Tenaris began consolidating SPIJ’s balance sheet and results of operations since April 2009.

Pro forma data including acquisitions for all of 2009

Had the SPIJ transaction been consummated on January 1, 2009, then Tenaris’ unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27           Business combinations and other acquisitions (Cont.)

(b) Non-controlling interests

During the year ended December 31, 2010, 2009 and 2008 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $3.0 million, $9.5 million and $18.6 million respectively.

The assets and liabilities determined arising from the acquisitions are as follows:

Year ended December 31, 2009

Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123
Net assets acquired	22,814
Non-controlling	3,170
Sub-total	25,984
Assumed liabilities	47,600
Sub-total	73,584
Cash acquired	5,501
Purchase consideration	79,085
The businesses acquired during the year ended December 31, 2009 contributed revenues of $92.5 million and an operating income of $0.9 million.

28           Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2010	2009	2008
	Inventories	(773,325)	1,414,157	(492,545)
	Receivables and prepayments	(51,449)	(52,395)	12,079
	Trade receivables	(111,340)	792,345	(374,463)
	Other liabilities	55,313	80,696	(71,638)
	Customer advances	(25,056)	(180,531)	(174,014)
	Trade payables	261,807	(316,924)	48,949
		(644,050)	1,737,348	(1,051,632)

(ii)	Income tax accruals less payments
	Tax accrued (*)	450,004	513,153	1,011,675
	Taxes paid	(507,983)	(971,239)	(1,236,713)
		(57,979)	(458,086)	(225,038)

(*) For 2008, does not include tax accrued on the sale of Pressure Control disclosed as discontinued operations.

(iii)	Interest accruals less payments, net
	Interest accrued	31,248	90,896	136,737
	Interest received	44,269	26,900	83,241
	Interest paid	(57,817)	(141,963)	(164,486)
		17,700	(24,167)	55,492

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	843,861	1,542,829	1,538,769
	Bank overdrafts	(23,696)	(14,122)	(13,747)
		820,165	1,528,707	1,525,022

As of December 31, 2010, 2009 and 2008, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

29           Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 32) are presented as discontinued operations in these Consolidated Financial Statements. For further information see Note 32.

Sale of Hydril pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business included as part of the acquisition of Hydril Company undertaken on May 2007. The pressure control business was sold, for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Book value of the Assets and Liabilities disposed:

At March 31, 2008

Property, plant and equipment, net	64,556
Intangible assets, net	295,371
Inventories	173,110
Trade receivables	78,018
Other assets	39,643
Total current and non current assets held for sale	650,698

Deferred tax liabilities	71,434
Customer advances	128,975
Trade payables	54,175
Other liabilities	15,291
Liabilities associated with current and non-current assets held for sale	269,875

Analysis of the result of discontinued operations:

(i) Result for discontinued operations

(all amounts in thousands of U.S. dollars)	(*) Year ended December 31,
	2010	2009	2008
(Loss) for discontinued operations	-	(28,138)	(87,418)
After tax gain on disposal of operations	-	-	394,323
Net (loss) income for discontinued operations	-	(28,138)	306,905

 (*) Corresponds to the Venezuelan Companies (years 2009 and 2008) and Pressure Control (year 2008) operations.

(ii) Net cash flows attributable to discontinued operations

	(*) Year ended December 31,
	2010	2009	2008
Net cash provided by operating activities	-	1,788	20,786
Net cash used in investing activities	-	(801)	(7,330)
Net cash provided by financing activities	-	5,306	9,046

(*) Corresponds to the Venezuelan Companies (years 2009 and 2008) and Pressure Control (year 2008) operations.

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30           Related party transactions

As of December 31, 2010:

●	San Faustin N.V., a Curacao company (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.
●
San Faustin N.V. owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l. (formerly known as I.I.I. Industrial Investments Inc), a Cayman Islands Company (“Techint”).

●
Rocca & Partners S.A. (“R&P”) controlled a significant portion of the voting power of San Faustin and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

●	There were no controlling shareholders for R&P.
Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

In February 2011, the Company was informed by Techint that there had been a reorganization in the chain of ownership of the Company pursuant to which the Company’s direct and indirect controlling shareholders had been redomiciled to Europe. The Company was further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:

●	Techint transferred its domicile from the Cayman Islands to Luxembourg;

●	San Faustin also transferred its domicile from Curacao to Luxembourg and changed its name to “San Faustin S.A.” and

●
In connection with the redomiciliation of San Faustin into Luxembourg, R&P organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

At December 31, 2010, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $42.41 per ADS, giving Tenaris’ ownership stake a market value of approximately $974.2 million. At December 31, 2010, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $651.4 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	Year ended December 31, 2010
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	38,442	104,036	142,478
	Sales of services	12,073	4,063	16,136
		50,515	108,099	158,614

	(b) Purchases of goods and services
	Purchases of goods	169,506	30,671	200,177
	Purchases of services	63,043	132,614	195,657
		232,549	163,285	395,834

30           Related party transactions (Cont.)

	Year ended December 31, 2009
		Associated (1)	Other	Total
(i)	Transactions (2)
	(a) Sales of goods and services
	Sales of goods	25,561	75,097	100,658
	Sales of services	12,752	4,352	17,104
		38,313	79,449	117,762

	(b) Purchases of goods and services
	Purchases of goods	40,171	9,705	49,876
	Purchases of services	89,023	71,541	160,564
		129,194	81,246	210,440

	Year ended December 31, 2008
		Associated (1)	Other	Total
(i)	Transactions (3)
	(a) Sales of goods and services
	Sales of goods	74,420	37,636	112,056
	Sales of services	19,444	4,205	23,649
		93,864	41,841	135,705

	(b) Purchases of goods and services
	Purchases of goods	123,704	24,161	147,865
	Purchases of services	125,161	79,037	204,198
		248,865	103,198	352,063

	At December 31, 2010
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	39,761	28,557	68,318
	Payables to related parties	(17,534)	(19,110)	(36,644)
		22,227	9,447	31,674

	(b) Financial debt
	Borrowings	(3,843)	-	(3,843)

	At December 31, 2009
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	18,273	7,093	25,366
	Payables to related parties	(23,898)	(5,856)	(29,754)
		(5,625)	1,237	(4,388)

	(b) Financial debt
	Borrowings	(2,907)	-	(2,907)

	At December 31, 2008
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	50,137	15,504	65,641
	Payables to related parties	(44,470)	(5,974)	(50,444)
		5,667	9,530	15,197

	(b) Financial debt
	Borrowings	(2,294)	-	(2,294)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd.
(2) Includes $2.5 million of purchases to nationalized Venezuelan subsidiaries.
(3) Includes $12.9 million of sales and $9.5 million to purchases of nationalized Venezuelan subsidiaries.

30           Related party transactions (Cont.)

Directors’ and senior management compensation

During the years ended December 31, 2010, 2009 and 2008, the cash compensation of Directors and Senior managers amounted to $18.6 million, $18.2 million and $22.5 million respectively. In addition, Directors and Senior managers received 485, 436 and 488 thousand units for a total amount of $4.1 million, $3.4 million and $3.4 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (d).

31           Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2010.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2010	2009	2008
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	41%	40%	40%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacture and marketing of premium connections	100%	100%	100%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE, LLC (e)	USA	Manufacturing of welded steel pipes	0%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	0%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM S.A. (f)	Mexico	Holding Company	0%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TENARIS CONNECTION Limited and subsidiaries	St. Vincent & the Grenadines	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company and financial services	100%	100%	100%
TENARIS INVESTMENTS LTD S.ar.l.	Luxembourg	Holding Company	100%	0%	0%
TENARIS INVESTMENTS LTD S.ar.l., Zug Branch	Switzerland	Hoding Company and financial services	100%	0%	0%
TENARIS INVESTMENTS SWITZERLAND AG	Switzerland	Holding Company	100%	0%	0%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

31           Principal subsidiaries (Cont.)

(*) All percentages rounded.
(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 41% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.
(c) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.
(d) Tenaris holds 95% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited and 60% of Gepnaris S.A..
(e) Merged with Maverick Tube Corporation.
(f) Merged with Tubos de Acero de Mexico S.A.

32           Processes in Venezuela

Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

On August 19, 2009, the Company announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi.

On November 17, 2009, the Company announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial has assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. The Company’s representatives in Tavsa’s board of directors have ceased their functions.

On October 7, 2010, Venezuela’s National Assembly passed a law (“Acuerdo”) declaring all of Matesi’s assets to be of public and social interest and ordering the Executive Branch to take the necessary measures for the expropriation of such assets.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Nationalization of Venezuelan Subsidiaries (Cont.)

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of December 31, 2010 for a total amount of $27.7 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

33           Corporate reorganization

The Company was established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets. The second phase of the reorganization is expected to be completed in 2011.

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

34           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PricewaterhouseCoopers to Tenaris S.A. and its subsidiaries are detail as follows:
	Year ended December 31,
	2010	2009	2008
Audit Fees	4,291	3,966	4,405
Audit-Related Fees	77	267	76
Tax Fees	161	129	138
All Other Fees	88	-	-
Total	4,617	4,362	4,619

35           Subsequent events

Annual Dividend Proposal

On February 23, 2011 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 1, 2011, the payment of an annual dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 25, 2010. If the annual dividend is approved by the shareholders, a dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million will be paid on June 23, 2011, with an ex-dividend date of June 20, 2011. These Consolidated Financial Statements do not reflect this dividend payable.

/s/ Ricardo Soler
Ricardo Soler
Chief Financial Officer

Tenaris S.A. Annual Accounts (Luxembourg GAAP)

As at December 31, 2010

Audit report

To the Shareholders of
Tenaris S.A.

Report on the annual accounts

We have audited the accompanying annual accounts of Tenaris S.A., which comprise the balance sheet as at December 31, 2010, the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers S.à r.l., 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)
R.C.S. Luxembourg B 65 477 - Capital social EUR 516 950 - TVA LU17564447

Opinion

In our opinion, these annual accounts give a true and fair view of the financial position of Tenaris S.A. as of December 31, 2010, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is consistent with the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, April 14, 2011
Represented by

/s/ Mervyn R. Martins
   Mervyn R. Martins

PricewaterhouseCoopers S.à r.l., 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)
R.C.S. Luxembourg B 65 477 - Capital social EUR 516 950 - TVA LU17564447

Tenaris S.A.
Balance Sheet as at December 31, 2010
(expressed in United States Dollars)

		2010	2009
	Note	USD	USD
ASSETS
Fixed assets
Shares in affiliated undertakings	4.1	18,548,357,042	5,178,485,164
Loans to affiliated undertakings	4.2	-	647,227,300
Other receivables	3	-	336,677
		18,548,357,042	5,826,049,141
Current assets
Loans to affiliated undertakings	5	304,031	53,382,238
Other receivables	3	35,424	499,899
Short term investments	6	-	37,047,072
Cash at banks, cash in hand and cash equivalents	6	6,268	337,831,372
		345,723	428,760,581

Total assets		18,548,702,765	6,254,809,722

LIABILITIES
Equity	7
Share capital		1,180,536,830	1,180,536,830
Share premium account		609,732,757	609,732,757
Legal reserve	8	118,053,683	118,053,683
Retained earnings	9	3,515,100,221	2,667,301,597
Profit for the financial year		13,116,847,867	1,249,181,146
		18,540,271,358	5,824,806,013
Provisions
Tax provision	11	461,600	572,186
Other provisions		-	875,959
		461,600	1,448,145
Creditors
Amounts owed to affiliated undertakings	12
- due and payable within a year		3,661,694	239,147,777
- due and payable within more than a year		-	6,250,000
Amounts owed to credit institutions	13
- due and payable within a year		-	71,515,215
- due and payable within more than a year		-	107,142,857
Other creditors due and payable within a year		4,308,113	4,499,715
		7,969,807	428,555,564

Total liabilities		18,548,702,765	6,254,809,722

The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.
Profit and loss account for the financial year ended December 31, 2010
(expressed in United States Dollars)

		2010	2009
	Note	USD	USD
CHARGES
Administrative and general expenses	14	22,183,469	17,654,147
Interest expense - affiliated undertakings	15	2,220,495	5,900,158
Interest expense - syndicated loan		680,234	4,226,576
Cost for issue of debt	3	602,585	441,252
Realized loss on exchange		1,870,131	388,389
Taxes	11	2,399,270	2,839,310
Profit for the financial year		13,116,847,867	1,249,181,146
Total charges		13,146,804,051	1,280,630,978

INCOME
Gain from the transfer of shares in affiliated undertakings	4.1	12,020,184,212	-
Dividend income	16	1,100,174,862	1,265,459,659
Interest income - affiliated undertakings	17	21,909,377	13,698,526
Interest income - third parties	18	4,506,021	1,452,857
Realized gain on exchange		29,579	19,936
Total income		13,146,804,051	1,280,630,978

The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2010

Note 1 – Background and description of the business

Tenaris S.A. (the “Company” or “Tenaris”) was incorporated on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company (taking advantage of the law of July 31, 1929, on holding companies) under the laws of Luxembourg. Then, on June 26, 2002, it changed its name to Tenaris S.A.

Tenaris’s objective is to invest mainly in companies that manufacture and market steel tubes and other related businesses.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. They are available at the registered office of the Company, 46a avenue John F. Kennedy, L-1855, Luxembourg.

Note 2 – Summary of significant accounting policies

2.1         Accounts

The annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards, on a basis consistent to that used in the annual accounts for the financial year ended December 31, 2009.

2.2 Foreign currency translation

Current assets and liabilities denominated in currencies other than the United States Dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

2.3         Fixed assets

Shares in affiliated undertakings are stated at cost, adding to the price paid the expenses incidental thereto.

Loans to affiliated undertakings are stated at amortized cost.

Whenever necessary, the Company conducts impairment tests on its fixed assets in accordance with Luxembourg regulations.

In case of other than a temporary decline in respect of the fixed assets value, its carrying value will be reduced to recognize this decline. If there is a change in the reasons for which the value adjustments were made, these adjustments could be reversed, if appropriate.

2.4         Short term investments, Cash at banks, cash in hand and cash equivalents

Short term investments and liquidity funds are valued at market value or at historical cost which approximates fair market value expressed in USD, at the balance sheet date.

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2010 (Cont'd)

Note 2 – Summary of significant accounting policies (Cont’d)

2.5         Financial liabilities

Financial liabilities are stated at amortized cost. The related transaction costs are initially recognized as an asset included in “Other receivables”, and subsequently amortized over the period of the debt, taking into account prepayments, if any.

Note 3 – Other receivables

	2010		2009
	Current	Non-current	Current	Non-current
Cost:	USD	USD	USD	USD
Values at the beginning of the financial year (1)	4,173,415	5,913,836	3,824,457	5,413,609
Net movement (2)	(214,702)	-	348,958	500,227
	3,958,713	5,913,836	4,173,415	5,913,836
Amortization of cost for issue of debt:
- at the beginning of the financial year	3,673,516	5,577,159	3,415,814	5,413,609
- charge of the financial year (3)	249,773	336,677	257,702	163,550
- at the end of the financial year	3,923,289	5,913,836	3,673,516	5,577,159
Net book value at the end of the financial year	35,424	-	499,899	336,677

(1) Corresponds to the deferred costs for issue of debt, except for prepaid expenses included in the short term portion (2010: USD 250,125 and 2009: USD 150,943).

(2) Includes the net movement of prepaid expenses during the financial year (2010: USD 214,702 and 2009: USD 99,183).

(3) Amounts included in the caption "Cost for issue of debt" in the Profit and loss account for the fiscal year ended December 31, 2010 and 2009.

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2010 (Cont’d)

Note 4 – Fixed assets

4.1    Shares in affiliated undertakings and Corporate reorganization

Movements of investments in affiliated undertakings during the financial year are as follows:

Company	Country	% of ownership	Book value at 12.31.2009	Additions	Decreases	Book value at 12.31.2010
		(*)	USD
Maverick Tube Corporation	U.S.A.	100.0%	1,581,598,807	-	(1,581,598,807)	-
Siderca S.A.I.C.	Argentina	100.0%	1,604,950,726	-	(1,604,950,726)	-
Hydril Company	U.S.A.	100.0%	86,418,808	-	(86,418,808)	-
Ternium S.A.	Luxembourg	11.5%	459,970,986	-	(459,970,986)	-
Tubos de Acero de México S.A.	Mexico	100.0%	303,244,203	22,262,800	-	325,507,003
Tenaris Investments Limited	Ireland	100.0%	1,059,978,167	-	(1,059,978,167)	-
Tenaris Global Services S.A.	Uruguay	100.0%	63,047,650	95,872,301	(158,919,951)	-
Tenaris Connections Limited	St Vincent & The Grenadines	100.0%	11,567,000	-	(11,567,000)	-
Sidtam S.A.	Mexico	100.0%	7,702,000	14,560,800	(22,262,800)	-
Talta - Trading e Marketing, Sociedade Unipessoal Lda.	Madeira	100.0%	6,817	-	(6,817)	-
Hydril U.K. Limited	United Kingdom	100.0%	-	95,872,301	(95,872,301)	-
Tenaris Investments S.ar.l. (**)	Luxembourg	100.0%	-	18,222,840,039	-	18,222,840,039
Tenaris Investments Switzerland AG	Switzerland	100.0%	-	535,421,099	(535,421,099)	-
Tenaris Management S.A.	Panama	100.0%	-	10,000	-	10,000
Shares in affiliated undertakings			5,178,485,164	18,986,839,340	(5,616,967,462)	18,548,357,042

(*) It represents the equity interest held directly by Tenaris and through any of its subsidiaries.

(**) Tenaris holds through its wholly-owned subsidiary Tenaris Investments S.ar.l and other subsidiaries the 100% shares of:  Hydril Company, Maverick Tube Corporation, Siderca S.A.I.C., Tenaris Investments Limited, Talta - Trading e Marketing, Sociedade Unipessoal Lda. and Tenaris Investments Switzerland AG. Additionally, Tenaris holds through its wholly-owned subsidiary Tenaris Investments S.ar.l the 11.5% of Ternium S.A..

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2010 (Cont’d)

4.1    Shares in affiliated undertakings and Corporate reorganization (Cont’d)

The Company was established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets. The second phase of the reorganization is expected to be completed in 2011.

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

●	On June 7, 2010, Tenaris Global Services (Panama) S.A. entered into a stock purchase agreement with Tenaris to sell to Tenaris 48% of the issued and outstanding shares in Sidtam Limited (“Sidtam”). On July 30, 2010 Tubos de Acero de Mexico S.A. (“Tamsa”) merged with Sidtam, with Tamsa being the continuing entity: as of the same date, Sidtam was dissolved.

●
On August 6, 2010, Tenaris acquired from its wholly-owned subsidiary Hydril Company, all of the Hydril Company’s shares in its subsidiary Hydril U.K. Limited, in exchange for shares representing 4.465% of the common stock of Maverick Tube Corporation. Hydril U.K. was subsequently acquired from Tenaris indirect wholly-owned subsidiary Tenaris Global Services U.K.

4.2    Loans to affiliated undertakings

	2010	2009
	USD	USD
Maverick Tube Corporation	-	475,500,000
Hydril Company	-	171,727,300
	-	647,227,300

Please see note 4.1. for reference of the agreements entered into the Company and Tenaris Investments S.ar.l. (acting through its Zug-Branch).

Note 5 – Current assets – Loans to affiliated undertakings

	2010	2009
	USD	USD
Tenaris Investments S.ar.l.	287,423	-
Other loans to affiliated undertakings	16,608	-
Hydril Company (1)	-	27,512,639
Maverick Tube Corporation (2)	-	25,869,599

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2010 (Cont’d)

304,031	53,382,238

(1)	For 2009, it includes USD 2,512,639 corresponding to the outstanding interests of the loans mentioned in Note 4.2.
(2)	For 2009, it includes USD 869,599 corresponding to the outstanding interests of the loans mentioned in Note 4.2

Please see note 4.1. for reference of the agreements entered into the Company and Tenaris Investments S.ar.l. (acting through its Zug-Branch).

Note 6 – Short term investments, Cash at banks, cash in hand and cash equivalents

	2010	2009
	USD	USD
Short term securities investments	-	37,047,072
Liquidity funds & Cash at banks	6,268	337,797,702
Time deposits with affiliated undertakings	-	33,670
	6,268	374,878,444

Please see note 4.1. for reference of the agreements entered into the Company and Tenaris Investments S.ar.l. (acting through its Zug-Branch).

Note 7 –Equity

Item	Share capital	Share premium account	Legal reserve	Retained earnings	Equity
	USD
Balance at the beginning of the year	1,180,536,830	609,732,757	118,053,683	3,916,482,743	5,824,806,013
Dividend paid (1)	-	-	-	(247,912,734)	(247,912,734)
Interim dividend (2)	-	-	-	(153,469,788)	(153,469,788)
Profit for the financial year	-	-	-	13,116,847,867	13,116,847,867
Balance at the end of the financial year	1,180,536,830	609,732,757	118,053,683	16,631,948,088	18,540,271,358

(1) As approved by the ordinary shareholder’s meeting held on June 2, 2010.
(2) As approved by the board of director’s meeting held on November 4, 2010.

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2010 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until August 2, 2012, to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 8 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued share capital. The Company’s reserve has already reached this 10%. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution to the shareholders.

Note 9 – Distributable amounts

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2010 (Cont’d)

Dividends may be paid by Tenaris upon the ordinary shareholders’ meeting’s approval to the extent distributable retained earnings exist.

At December 31, 2010, the retained earnings and profit for the financial year of Tenaris under Luxembourg law totaled USD 16.6 billion.

The share premium account amounting to USD 0.6 billion can also be reimbursed.

Note 10 – Interim dividend paid

In November 2010, the Company paid an interim dividend of USD 153 million based on the board of director’s decision of November 4, 2010 and in compliance with the conditions set out in the “Amended law of August 10, 1915 on commercial companies” regarding the payment of interim dividends.

Note 11 – Taxes

As of December 31, 2010, the Company is subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929. On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme).

The corresponding charge of the above mentioned tax regime, mainly includes the withholding taxes on dividends received, amounting to USD 2.0 million and USD 2.1 million, under the caption “Taxes” in the Profit and loss account for the financial years ended December 31, 2010 and 2009, respectively.

Note 12 – Creditors – Amounts owed to affiliated undertakings

	2010	2009
	USD	USD
- due and payable within a year
Other creditors	3,661,694	12,718,012
Loans for acquisition of shares in affiliated undertakings	-	226,429,765
	3,661,694	239,147,777

- due and payable within more than a year
Loans for acquisition of shares in subsidiaries companies	-	6,250,000
	-	6,250,000

Please see note 4.1. for reference of the agreements entered into the Company and Tenaris Investments S.ar.l. (acting through its Zug-Branch).

During the year ended December 31, 2010, Tenaris fully prepaid the principal outstanding amount of USD 6.25 million of the loan granted by Techint Investments Netherlands B.V. on October 6, 2006.

Note 13 – Creditors – Amounts owed to credit institutions

In September, 2010, Tenaris syndicated loan agreement entered into by the Company to finance the acquisition of Hydril and to refinance an existing loan in the Company was fully prepaid.  Consequently, the related covenants when entering into this syndicated loan agreement are no longer applicable.

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2010 (Cont’d)

Note 14 – Administrative and general expenses

	2010	2009
	USD	USD
Services and fees	17,857,024	13,812,815
Board of director's accrued fees	3,761,004	3,629,120
Others	565,441	212,212
	22,183,469	17,654,147

Note 15 – Interest expense – affiliated undertakings

During the financial year ended December 31, 2010, and December 31, 2009, the Company accrued the following interest from its debts and overdrafts with affiliated undertakings:

	2010	2009
	USD	USD
Siderca International ApS	2,172,705	5,697,495
Techint Investments Netherlands B.V.	46,722	162,446
Tenaris Investments Limited	1,060	57
Tenaris Investments S.ar.l.	8	-
Tenaris Financial Services S.A.	-	40,160
	2,220,495	5,900,158

Note 16 – Dividend income

During the financial year ended December 31, 2010 and December 31, 2009, the Company received dividends from its affiliated undertakings amounting to USD 1,100.2 million and USD 1,265.5 million, respectively.

Note 17 – Interest income – affiliated undertakings

During the financial year ended December 31, 2010, and December 31, 2009, the Company accrued the following interest from its loans to and time deposits with affiliated undertakings:

	2010	2009
	USD	USD
Maverick Tube Corporation	15,514,465	7,043,572
Hydril Company	5,433,910	6,654,443
Tenaris Global Services S.A.	960,418	-
Tenaris Investments Limited	565	254
Tenaris Financial Services S.A.	19	257
	21,909,377	13,698,526

Note 18 – Interest income – third parties

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2010 (Cont’d)

During the financial year ended December 31, 2010, and December 31, 2009, the Company accrued the following interest from its cash equivalents and its short term investments:

	2010	2009
	USD	USD
Fixed income instruments and certificates of deposit	4,002,537	-
Liquidity funds & Cash at banks	360,402	1,374,883
Others	143,082	77,974
	4,506,021	1,452,857

Note 19 – Contingencies

Ongoing investigation

The Company learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. The Audit Committee of the Company’s Board of Directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice, and shared the results of the review with these agencies. At this time the resolution of these matters is pending and the Company cannot predict the final outcome of these matters.

Note 20 – Parent Company

As of December 31, 2010:

▪	San Faustin N.V., a Curacao Company (“San Faustin”) owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin N.V. owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l. (formerly known as I.I.I. Industrial Investments Inc), a Cayman Islands company (“Techint”).

▪
Rocca & Partners S.A. (“R&P”) controlled a significant portion of the voting power of San Faustín and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin, such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

▪	There were no controlling shareholders for R&P.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

In February 2011, the Company was informed by Techint that there had been a reorganization in the chain of ownership of the Company pursuant to which the Company’s direct and indirect controlling shareholders had been redomiciled to Europe. The Company was further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:

▪	Techint transferred its domicile from the Cayman Islands to Luxembourg;

▪	San Faustin also transferred its domicile from Curacao to Luxembourg and changed its name to “San Faustin S.A.” and

▪
In connection with the redomiciliation of San Faustin into Luxembourg, R&P organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2010 (Cont’d)

Note 21 – Subsequent events

Annual Dividend Proposal

On February 23, 2011 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 1, 2011, the payment of an annual dividend of USD 0.34 per share (USD 0.68 per ADS) or approximately USD 401 million, which includes the interim dividend of USD 0.13 per share (USD 0.26 per ADS), or approximately USD 153 million, paid on November 25, 2010. If the annual dividend is approved by the shareholders, a dividend of USD 0.21 per share (USD 0.42 per ADS), or approximately USD 248  million will be paid on June 23, 2011, with an ex-dividend date of June 20, 2011. These annual accounts do not reflect this dividend payable.

/s/ Ricardo Soler
Ricardo Soler
Chief Financial Officer

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928           General Inquiries
Italy (39) 02 4384 7654                     investors@tenaris.com
Mexico (52) 55 5282 9929

Stock Information
New York Stock Exchange (TS)
Mercato Telematico Azionario (TEN)
Mercado de Valores de Buenos Aires (TS)
Bolsa Mexicana de Valores, S.A. de C.V. (TS)

ADS Depositary Bank
The Bank of New York
CUSIP No. 88031M01

Internet
www.tenaris.com